The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-129131
Subject to Completion
Preliminary Prospectus Supplement dated September 8, 2006

PROSPECTUS SUPPLEMENT
(To prospectus dated October 27, 2005)

4,950,000 Shares

American Campus Communities, Inc.

Common Stock

We are selling 4,950,000 shares of our common stock, par value $0.01 per share.

Our common stock is listed on the New York Stock Exchange under the symbol “ACC.” On September 6, 2006, the last reported sale price of our common stock as reported on the New York Stock Exchange was $25.26 per share.

Investing in the common stock involves risks. See the “Risk Factors” section beginning on page 1 of the accompanying prospectus and the “Risk Factors” incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2005.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to 742,500 additional shares of our common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.	Citigroup

KeyBanc Capital Markets

The date of this prospectus supplement is September   , 2006

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, you may read and copy our SEC filings at the office of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Our website address is www.studenthousing.com or www.americancampuscommunities.com. However, information on our website will not be considered a part of this prospectus supplement or the accompanying prospectus.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and the information we file later with the SEC prior to the completion of this offering will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made with the SEC (File No. 1-12110) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Report on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006;

•	Current Reports on Form 8-K dated February 13, 2006, March 7, 2006 (as amended by Form 8-K/A dated May 9, 2006) and August 22, 2006; and

•	the description of our common stock contained in the Registration Statement on Form 8-A filed with the SEC on August 4, 2004.

You may request a copy of these filings at no cost by writing or telephoning Investor Relations at the following address and telephone number:

American Campus Communities, Inc.
805 Las Cimas Parkway, Suite 400
Austin, Texas 78746
(512) 732-1000

ii

SUMMARY

This summary is not complete and may not contain all of the information that may be important to you in deciding whether to invest in our common stock. To understand this offering fully, you should carefully read the entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the overallotment option granted to the underwriters is not exercised.

Our Business

We are one of the largest owners, managers and developers of high quality student housing properties in the United States in terms of beds owned and under management. As of September 1, 2006, our total owned and managed portfolio included 53 properties with approximately 32,100 beds in approximately 10,500 units. We are a fully integrated, self-managed and self-administered equity real estate investment trust, or REIT, with expertise in the acquisition, design, financing, development, construction management, leasing and management of student housing properties.

As of September 1, 2006, our owned property portfolio contained 38 student housing properties with approximately 22,900 beds and approximately 7,400 apartment units, consisting of 34 owned off-campus properties that are in close proximity to colleges and universities and four on-campus participating properties operated under ground/facility leases with the related university systems. These communities contain modern housing units, offer resort-style amenities and are supported by a classic resident assistant system and other student-oriented programming.

We are also one of the nation’s leaders in providing third-party development and construction management services for student housing properties owned by colleges and universities, charitable foundations and others. Since 1996, we have been awarded approximately 40 on-campus development projects, resulting in strong relationships with some of the nation’s preeminent university systems. As of September 1, 2006, we provided third-party management and leasing services for 15 student housing properties (9 of which we served as the third-party developer and construction manager), which represented approximately 9,200 beds in approximately 3,100 units.

We have driven innovation in the student housing industry, establishing our company as a premier owner, manager and developer in the sector. In 2004, we became the first publicly traded REIT focused solely on student housing properties. Today, operating as a fully integrated, self-managed and self-administered equity REIT, our unique and singular focus has not changed: Student housing is our core business.

Recent Activities

Leasing Status

Utilizing the strength of our marketing, leasing and operational systems, as of September 1, 2006, our owned “same-store” (i.e., our properties that we also owned at the same date in the prior year) off-campus properties were 99% leased. The average rental rate at our owned same-store off-campus properties for the 2006/2007 academic year increased 2.7% over that for 2005/2006. Overall, our total owned off-campus portfolio is currently 98% leased for the 2006/2007 academic year.

Acquisitions

On March 1, 2006, we completed the acquisition of the Royal Properties student housing portfolio, consisting of 13 properties, containing 5,745 beds, and located in 10 markets. The 13 properties averaged approximately five years in age at acquisition, with infill locations in established submarkets with barriers to entry, and have an average distance of 0.5 miles to campus. The acquisition value was $244.3 million, which excludes closing costs and integration expenditures. As part of the transaction, we assumed $123.6 million in fixed-rate mortgage debt with a weighted average annual interest rate of 5.95% and an average remaining term to maturity of 6.3 years. In addition, we issued to Royal Properties’ partners approximately 2.2 million operating partnership units (exchangeable after one year into an equal number of shares of our common stock)

comprised of approximately 2.1 million common units valued at $23.50 per unit and approximately 0.1 million preferred units valued at $26.75 per unit. As of September 1, 2006, the Royal portfolio was 95% leased for the 2006/2007 academic year.

We continue to have an active acquisition pipeline targeting properties that meet our disciplined investment criteria.

Owned Development Activities

In August 2006, we completed the $37.5 million development of Callaway Villas, a 704-bed owned off-campus property serving students attending Texas A&M University. This property is adjacent to our existing freshman residence hall, The Callaway House, and will serve as a successor community for upper classmen moving out of The Callaway House. Callaway Villas was placed into service 100% leased for the 2006/2007 academic year. The community consists of town home style villas and features a 16,000 square foot clubhouse.

We are currently in the process of completing the $72.9 million construction of our 838-bed Village at Newark owned off-campus property. The project is scheduled to complete construction in Summer 2007 and open for occupancy in Fall 2007 in connection with the commencement of the 2007/2008 academic year. The community is located across the street from the New Jersey Institute of Technology (NJIT), and two blocks from Rutgers University (Newark). It will also be available to students attending Essex County Community College, the University of Medicine and Dentistry of New Jersey, Seton Hall University School of Law, as well as students attending colleges in the metro New York area. The Village at Newark will consist of two residential buildings, a 5-story building and a 13-story building, with an adjacent parking garage.

We are also progressing with the pre-development of our project located on the campus of Arizona State University, and currently anticipate receiving approval for the first two components of this development from the University’s Board of Regents in the fourth quarter of 2006. Depending on the timeliness of and contingent upon this approval and the execution of definitive documentation for each component, we plan to commence construction on the $129.0 million component one (South Campus Apartments) in the fourth quarter of 2006 for an August 2008 completion and commence construction on the $110.0 million component two (Barrett Honors College) in the third quarter of 2007 for an August 2009 completion. We believe that these projects represent a new financing model for on-campus student housing with a private owner/developer investing its equity versus the traditional method of 100% project-level debt. Currently, our interest in this project is contemplated to be a 65-year ground/facility lease with two 10-year extension options. Arizona State University’s participation in the project is expected to be in the form of ground/facility lease payments that are tied to project revenue.

Our development pipeline continues to be very active. Within this pipeline, three prospective sites have progressed to contract negotiations. There is the potential for developing student housing projects on these sites with development costs totaling approximately $95 million. These projects are being considered for delivery in Fall 2008. Each of these three proposed projects is speculative and subject to our final determination of feasibility, execution of definitive documentation, complex entitlement and municipal approval processes and fluctuations in the construction market.

Strategic Disposition

In order to recycle capital into the Arizona State University market at a more attractive yield, we have entered into an agreement to sell The Village on University, our 918-bed property in Tempe, Arizona, for a purchase price of approximately $51.0 million. Subject to the buyer’s satisfactory completion of due diligence and the satisfaction of other closing conditions, we anticipate that this transaction will close in the fourth quarter of 2006.

Amended and Restated Revolving Credit Facility

On August 17, 2006, we amended and restated our three-year, $100 million revolving credit facility to increase the size of the facility to $115 million and take advantage of the opportunity to reduce the spread over LIBOR that determines the interest rates payable thereunder. KeyBank National Association (an affiliate of KeyBanc Capital Markets, a division of McDonald Investments Inc., which is an underwriter in this offering) is the administrative agent under the facility. Citicorp North America, Inc. (an affiliate of Citigroup Global Markets Inc., which is also an underwriter in this offering) is a co-syndication agent under the facility. The facility may be expanded by up to an additional $110 million upon the satisfaction of certain conditions. The facility is available to, among other things, fund future property development, acquisitions and other working capital needs. Our ability to borrow from time to time under the facility is subject to certain conditions and the satisfaction of financial covenants, which are generally more favorable to us than those contained in our prior facility.

Competitive Strengths

We believe that we have the following competitive advantages:

•	Student housing is our core business. We have expertise in the unique and specialized aspects of the student housing industry and focus on student housing as our core business. We are a fully integrated organization, which is capable of conducting market analysis, administering the entitlement and municipal approval process, coordinating product design, securing financing, administering the development process and providing construction management, leasing and property management services. Since our inception in 1993, we have been one of the most active companies in the sector as we have been involved in the development, acquisition, ownership and/or management of more than 85 student housing properties containing more than 50,000 beds.

•	One of the industry’s most experienced teams. Collectively throughout their individual careers, our management team has been involved in the development, acquisition or management of approximately 138 student housing properties containing more than 85,000 beds at 87 colleges and universities. Our corporate team of student housing professionals have participated in every functional aspect of the ownership, acquisition, development and management of student housing. Seven corporate employees at the level of Vice President or above, including our CEO, began their careers in student housing as resident assistants while in college, providing us with a comprehensive understanding of the operational aspects of the student housing business. We believe that this history of experience provides a base of knowledge that has facilitated building a company with substantial operating and development expertise in the student housing industry.

•	High quality student housing properties. As of June 30, 2006, our properties had an average age of only 5.8 years. Our properties are located in close proximity to, and in the case of our on-campus participating properties on the grounds of, major colleges and universities. Our typical units include private bedrooms, private or semi-private bathrooms, living rooms and full kitchens with modern appliances. Our properties typically offer extensive amenities and services, including swimming pools, basketball, sand volleyball and/or tennis courts and clubhouses with fitness centers, recreational rooms and computer labs, in an academically oriented environment that parents appreciate. Each of our properties is managed and cared for by our trained on-site staff — managers, maintenance and business personnel and resident assistants.

•	Extensive network of university and college relationships. This network provides us with acquisition, development and management opportunities. Our clients have included some the nation’s most prominent systems of higher education, including the University of California System, the Texas A&M University System, the Texas State University System, the University of Georgia System, the University of North Carolina System, the Purdue University System, the University of Colorado System, the West Virginia University System, the University of Hawaii System and the Arizona State University System.

•	Industry innovators. With approximately $1.1 billion of development completed or in progress and in excess of $500 million of properties acquired over the last decade, we have led the industry in evolving student housing in the areas of product design concepts, site planning, unit plans and amenity offerings. We have also developed and implemented specialized student housing investment and operating systems and have created a proprietary lease administration and marketing software customized for student housing that enables us to quickly identify and respond to market changes and trends.

Our Business and Growth Strategies

Our primary business objectives are to maximize long-term stockholder value and cash flow available for distribution to our stockholders. We intend to achieve these objectives by:

•	developing and acquiring owned off-campus student housing communities that meet our focused investment criteria;

•	developing, investing equity in, and owning on-campus student housing communities;

•	maximizing the profitability of our owned and third-party managed properties through proactive marketing, management and asset preservation strategies; and

•	continuing to grow our third-party development and management services businesses to generate cash flow and build our national reputation among colleges and universities.

The following summarizes the key aspects of our strategies:

Follow a Disciplined Off-Campus Acquisition and Development Strategy

Given our significant development and acquisition activities over the last decade, we have developed the following three primary investment criteria:

•	properties that are located in close proximity to major colleges and universities, offering pedestrian, bicycle or university bus service access to their respective campuses;

•	high quality, modern student housing properties that feature a differentiated product offering; and

•	locations in student housing submarkets with barriers to entry.

Our focused investment criteria coupled with our superior operational capabilities provide an opportunity to increase the value and cash flow of our properties. We believe that our reputation and close relationship with colleges and universities also gives us an advantage in sourcing acquisition and development opportunities, obtaining municipal approvals and community support for our development projects, and in creating marketing or operational advantages.

Maximize Property-Level Profitability

We seek to maximize property-level profitability by maximizing occupancy and revenue along with the implementation of prudent cost control systems. Our experienced and trained on-site management personnel administer the timely execution of our marketing, management and maintenance plans with corporate support and supervision in all functional areas.

Some of our specific expense control initiatives include:

•	establishing internal controls and procedures for cost control consistently throughout our communities;

•	appropriately staffing our properties at the site-level, minimizing multiple layers of management and increasing effectiveness;

•	negotiating utility and service-level pricing arrangements with national and regional vendors and requiring corporate-level approval of service agreements for each community; and

•	conducting analysis of the costs and effectiveness of each of our marketing programs via our proprietary LAMS system.

Through our prudent dedication to maximizing revenues and controlling costs, we have successfully achieved growth in same-store net operating income of at least 4.5% in each of the last seven quarters.

Utilize our Proprietary Marketing Systems

We believe we have developed the industry’s only specialized, fully integrated leasing administration and marketing software program, which we call LAMS. We utilize LAMS to maximize our revenue and improve the efficiency and effectiveness of our marketing and lease administration process. Through LAMS, each of our properties’ ongoing marketing and leasing efforts are supervised at the corporate office on a real time basis. Among other things, LAMS provides:

•	a fully integrated prospect tracking and follow-up system;

•	a built-in marketing effectiveness program to measure the success of our marketing efforts on a real time basis;

•	a real-time monitor of lease closings and leasing terms;

•	an automated lease generation system;

•	the generation of future period rent rolls to aid in budgeting and forecasting; and

•	a customized report writer.

Capitalize on our Unique Understanding of Student Housing

Student housing has undergone a dramatic evolution over the past two decades. Today, students and parents factor in the quality of housing when selecting a college. Many of the members of our corporate staff have spent the majority of their careers in student housing. We witnessed, and at times have driven, this evolution. Our grass roots understanding of the business gives us a unique perspective in how we analyze student markets, design and construct our developments, underwrite our investments and lease and operate our communities.

Build Products that Meet Students’ Expectations

Many teenagers now leaving for college grew up with their own bedrooms, bathrooms and all the luxuries of the modern home. The traditional “dormitory” featuring double occupancy bedrooms, community bathrooms and low budget food service is no longer an acceptable product. That is why our units typically feature private bedrooms, private bathrooms, large living rooms and conveniences like high-speed internet. We provide the privacy and conveniences today’s student expects.

Build a Sense of Community Through Design

Our projects are designed to facilitate resident interaction and management supervision. Unlike multifamily housing, we do not site plan our properties around the “park at your door” concept. Our buildings are typically located around spacious courtyards with parking located on the perimeters. Within the core of the community are resort-style amenities and large community centers with fitness centers, recreation/game rooms, social lounges and computer labs.

Proactively Manage Leasing Cycles and Annual Turnover

Each market has its own distinctive leasing cycle. Leasing windows can be very short and may differ among targeted student groups. If you miss a market’s cycle, recovery may not occur until the following academic year. Our LAMS proprietary leasing administration and marketing software program enables us to proactively manage this process to maximize results.

Most of our owned, off-campus properties have 12-month leases that provide for 11.5 months of occupancy. This typically leaves only two weeks to move students out at the end of one academic year, prepare units and move students in for the next academic year, a process most traditional real estate operators are ill equipped to manage. We’ve spent more than a decade refining our annual turnover program to achieve maximum efficiency.

Manage Individual Lease Liability and Accounts Receivables

We lease by the bed on an individual liability basis, as opposed to joint and several unit leases used in multifamily. We require a parent or guardian to sign as a guarantor unless a student provides proof of financial capability. Parents and students find comfort, and are willing to pay a premium, in knowing they are not responsible for a roommate’s rent. With mom and dad being a party to the lease, it enables us to involve them directly whenever the need may arise.

There is a misperception that delinquent rents are very high in student housing. We consider students to be a minimal credit risk, as parents are typically the true credit behind most leases. For students with inadequate parental support, substantial financial aid is available in the form of student loans, grants and scholarships. Historically, our reserve for uncollectible rent is less than 1% of rental revenue for our owned off-campus properties.

Dispel the “Animal House” Myth

Owners and managers once considered students undesirable tenants whose lack of respect for the community resulted in excessive damage. For the absentee landlord who doesn’t proactively maintain their student properties, this can be a self-fulfilling expectation.

We provide students with a high-quality, well-amenitized product that we maintain impeccably. We then communicate to our residents the expectation that they will respect and care for the community. Students appreciate our approach and respond favorably when management is truly proactive in caring for the community. If students do not respect this philosophy, and malicious damage does occur, we demonstrate low tolerance and generally move to evict those students as an example to others.

Maintain Communities Conducive to Academic Achievement

Each of our communities is staffed to foster an academically oriented environment. Our general managers or assistant general managers live on-site. We also have on-site resident assistants who organize an array of educational, recreational and social programs. This approach assists us in gaining the respect of the subject university, which, in many cases, provides us with a competitive advantage.

Develop and Retain Personnel

We strive to develop staff from within via extensive training in each functional area and via our formal management training program, which we refer to as “Inside Track.” Each year we identify 1 to 20 management candidates from our student and professional field staff, who are invited to partake in a three-day kick-off training program to prepare them to become property managers. They then return to their respective properties where they undergo a one-year mentoring program, under the tutelage of their general manager and regional manager, to be trained in the each functional aspect of our business. To aid in retaining field employees, we have also developed an incentive-based compensation structure for our on-site personnel.

Maintain and Develop Strategic Relationships

We believe that establishing and maintaining relationships with universities is important to the ongoing success of our business. These relationships should continue to provide us with favored referrals to enhance our leasing efforts, opportunities for additional acquisitions of student housing communities and contracts for third-party services.

Our Properties

Our properties generally are modern facilities, and amenities at most of our properties include a swimming pool, basketball courts and a large community center featuring a fitness center, computer center, tanning beds, study areas, and a recreation room with billiards and other games. Some properties also have a jacuzzi/hot tub, volleyball courts, tennis courts and in-unit washers and dryers. Lease terms are generally 12 months at our off-campus properties and 9 months at our on-campus participating properties.

The following table represents certain information about our owned property portfolio as of June 30, 2006:

	Year
	Acquired/
Property	Developed	Location	Primary University Served	Units	Beds

Owned off-campus properties:
1. Villas on Apache(1)	1999	Tempe, AZ	Arizona State University Main Campus	111	444
2. The Village at Blacksburg	2000	Blacksburg, VA	Virginia Polytechnic Institute and State University	288	1,056
3. The Village on University(2)	1999	Tempe, AZ	Arizona State University Main Campus	288	918
4. River Club Apartments	1999	Athens, GA	The University of Georgia — Athens	266	794
5. River Walk Townhomes	1999	Athens, GA	The University of Georgia — Athens	100	340
6. The Callaway House	2001	College Station, TX	Texas A&M University	173	538
7. The Village at Alafaya Club	2000	Orlando, FL	The University of Central Florida	228	840
8. The Village at Science Drive	2001	Orlando, FL	The University of Central Florida	192	732
9. University Village at Boulder Creek	2002	Boulder, CO	The University of Colorado at Boulder	82	309
10. University Village at Fresno	2004	Fresno, CA	California State University, Fresno	105	406
11. University Village at TU	2004	Philadelphia, PA	Temple University	220	749
12. University Club Tallahassee	2005	Tallahassee, FL	Florida State University	152	608
13. The Grove at University Club	2005	Tallahassee, FL	Florida State University	64	128
14. College Club Tallahassee	2005	Tallahassee, FL	Florida A&M University	96	384
15. The Greens at College Club	2005	Tallahassee, FL	Florida A&M University	40	160
16. University Club Gainesville	2005	Gainesville, FL	University of Florida	94	376
17. City Parc at Fry Street	2005	Denton, TX	University of North Texas	136	418
18. The Estates	2005	Gainesville, FL	University of Florida	396	1,044
19. University Village at Sweet Home	2005	Amherst, NY	State University of New York — Buffalo	269	828
20. Entrada Real	2006	Tucson, AZ	University of Arizona	98	363
21. Royal Oaks	2006	Tallahassee, FL	Florida State University	82	224
22. Royal Pavilion	2006	Tallahassee, FL	Florida State University	60	204
23. Royal Village Tallahassee	2006	Tallahassee, FL	Florida State University	75	288
24. Royal Village Gainesville	2006	Gainesville, FL	University of Florida	118	448
25. Northgate Lakes	2006	Orlando, FL	The University of Central Florida	194	710
26. Royal Lexington	2006	Lexington, KY	University of Kentucky	94	364
27. The Woods at Greenland	2006	Murfreesboro, TN	Middle Tennessee State University	78	276
28. Raiders Crossing	2006	Murfreesboro, TN	Middle Tennessee State University	96	276
29. Raiders Pass	2006	Lubbock, TX	Texas Tech University	264	828
30. Aggie Station	2006	College Station, TX	Texas A&M University	156	450
31. The Outpost San Marcos	2006	San Marcos, TX	Texas State University — San Marcos	162	486
32. The Outpost San Antonio	2006	San Antonio, TX	University of Texas — San Antonio	276	828
33. Callaway Villas	2006	College Station, TX	Texas A&M University	236	704
34. Village at Newark(3)	2007	Newark, NJ	Rutgers University, NJIT, Essex CCC	234	838

Total owned off-campus properties				5,523	18,359

	Year
	Acquired/
Property	Developed	Location	Primary University Served	Units	Beds

On-campus participating properties:
35. University Village — PVAMU	1996 / 97 / 98	Prairie View, TX	Prairie View A&M University	612	1,920
36. University College — PVAMU	2000 / 2003	Prairie View, TX	Prairie View A&M University	756	1,470
37. University Village — TAMIU	1997	Laredo, TX	Texas A&M International University	84	252
38. Cullen Oaks — Phase I and II	2001 / 2005	Houston, TX	The University of Houston	411	879

Total on-campus participating properties				1,863	4,521
Total-all properties				7,386	22,880

(1)	Historically, this property (formerly known as Commons on Apache) was marketed and leased as double bedroom accommodations on a 10-month lease. This property has been refurbished for Fall 2006 and now includes 156 private bedroom accommodations and 132 double bedroom accommodations primarily leased on a 12-month basis. This has changed the design beds from 444 to 288.

(2)	We have entered into an agreement to sell this property. See “— Recent Activities — Strategic Disposition.”

(3)	Currently under development — scheduled to complete construction in Summer 2007 and open for occupancy in Fall 2007.

The following table sets forth certain comparative information as of September 1, 2006 and September 2, 2005 (the first Friday in September for each period reported) regarding the leasing status of our owned off-campus properties for the 2006/2007 and 2005/2006 academic years, respectively.

		% of
	Executed	Rentable	Executed
	Leases as of	Beds as of	Leases as of	Variance			Total
	September 1,	September 1,	September 2,	to Prior Year		Rentable	Design
Leases	2006(1)	2006	2005(1)	Beds	%	Beds(2)	Beds

Same Store Owned Off-Campus Portfolio
University Village at Boulder Creek	295	99%	275	20	7%	299	309
University Village at Sweethome	811	100	813	(2)	0	813	828
The Village at Blacksburg	1,041	99	1,038	3	0	1,048	1,056
University Club Gainesville	372	99	360	12	3	376	376
The Village at Science Drive	720	100	726	(6)	(1)	723	732
The Callaway House	547	104	547	—	0	527	538
The Village at Alafaya Club	821	99	825	(4)	0	829	840
City Parc at Fry Street	407	99	409	(2)	0	412	418
University Club Tallahassee(3)	730	99	732	(2)	0	736	736
The Estates	1,031	99	1,031	—	0	1,037	1,044
River Walk Townhomes	327	98	328	(1)	0	333	340
University Village at TU	733	100	723	10	1	731	749
River Club Apartments	769	99	774	(5)	(1)	775	794
The Village on University	900	99	899	1	0	908	918
College Club Tallahassee(4)	501	93	530	(29)	(5)	540	544
University Village at Fresno	376	95	390	(14)	(4)	396	406

Total	10,381	99%	10,400	(19)	0%	10,483	10,628
New Developments/Re-Positioned Properties
Callaway Villas	691	100%	n/a	n/a	n/a	691	704
Villas on Apache(5)	285	100	444	(159)	(36)%	285	288

Total	976	100%	n/a	n/a	n/a	976	992
New Acquisitions
The Outpost San Antonio	825	100%	n/a	n/a	n/a	828	828
Northgate Lakes	706	100	n/a	n/a	n/a	706	710
Royal Village Gainesville	433	100	n/a	n/a	n/a	433	448
Entrada Real	362	100	n/a	n/a	n/a	363	363
Royal Tallahassee(6)	709	100	n/a	n/a	n/a	712	716
The Outpost San Marcos	484	100	n/a	n/a	n/a	486	486
Aggie Station	444	100	n/a	n/a	n/a	444	450
Royal Lexington	333	96	n/a	n/a	n/a	348	364
Raiders Crossing	270	100	n/a	n/a	n/a	271	276
The Woods at Greenland	272	100	n/a	n/a	n/a	272	276
Raiders Pass	571	69	n/a	n/a	n/a	828	828

Total	5,409	95%	n/a	n/a	n/a	5,691	5,745

Total	16,766	98%	n/a	n/a	n/a	17,150	17,365

(1)	Executed leases may include students who have not yet moved into the property.

(2)	Rentable beds exclude beds needed for on-site staff and/or model units.

(3)	For lease administration purposes, University Club Tallahassee and The Grove at University Club are reported combined.

(4)	For lease administration purposes, College Club Tallahassee and The Greens at College Club are reported combined.

(5)	Historically, this property (formerly known as Commons on Apache) was marketed and leased as double bedroom accommodations on a 10-month lease. This property has been refurbished for Fall 2006 and now includes 156 private bedroom accommodations and 132 double bedroom accommodations primarily leased on a 12-month basis. This has changed the design beds from 444 to 288.

(6)	For lease administration purposes, the three properties acquired in Tallahassee, Royal Oaks, Royal Pavilion and Royal Village, are reported combined.

Third-Party Services

We are one of the nation’s leaders in the third-party development and management of on-campus housing, which has allowed us to develop key relationships with colleges and universities. These relationships, and the corresponding national reputation that we have developed in this portion of our business, benefits us when developing and managing our owned off-campus properties. The revenues we earned from our third-party services comprised approximately 7.1% and 8.2% of our revenues for the six months ended June 30, 2006 and 2005, respectively. We believe that these services continue to provide synergies with respect to our ability to identify, acquire or develop, and successfully operate, student housing properties. These services are conducted through our taxable REIT subsidiary, or TRS, and are described below.

Development Services.  We provide development and construction management services to third parties that range from short-term consulting projects to longer-term full-scale development and construction management projects. We typically provide these services to colleges and universities seeking to modernize their on-campus student housing properties. They look to us to bring our student housing experience and expertise to ensure they develop marketable, functional and financially sustainable facilities. Educational institutions usually seek to build housing that will enhance their recruitment and retention of students while facilitating an academically-oriented environment. Most of these development service contracts are awarded via a competitive request for proposal, or RFP process, that qualifies developers based on their overall ability to provide specialized student housing design, development, construction management, financial structuring and property management services. Our development and construction management services as of June 30, 2006 consisted of six projects in pre-development or development with fees ranging from $0.3 million to $3.5 million. As of June 30, 2006, fees of approximately $2.2 million remained to be earned by us during the course of these projects, which have scheduled completion dates of August 2006 through July 2008. In addition, as of June 30, 2006, we had been awarded four projects which had not yet commenced construction.

Property Management Services.  We enter into third-party management contracts pursuant to which we are typically responsible for all aspects of a property’s operations, including marketing, leasing administration, facilities maintenance, business administration, accounts payable, accounts receivable, financial reporting, capital projects and residence life student development. The management agreements generally range between one and five years.

The Offering

Common stock offered	4,950,000 shares (1)

Common stock to be outstanding after this offering	22,157,573 shares (1)(2)

Fully diluted common stock to be outstanding after this offering	24,597,330 shares (1)(2)(3)

Use of proceeds	We estimate that our net proceeds from this offering without exercise of the overallotment option will be approximately $ million. We intend to use the net proceeds to fund our development pipeline and potential acquisitions of student housing properties. In the interim, we intend to use $89.9 million to repay the outstanding balance of our revolving credit facility, $19.2 million to repay the outstanding balance on our Callaway Villas construction loan and the remaining $ million for working capital and general corporate purposes.

Risk Factors	See “Risk Factors” beginning on page 1 of the accompanying prospectus and the “Risk Factors” incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2005.

NYSE symbol	“ACC”

(1)	Excludes 742,500 shares issuable upon the exercise of the underwriters’ overallotment option.

(2)	Excludes the following:

•	586,513 shares available for future issuance under our 2004 incentive award plan;

•	367,682 shares underlying an outperformance bonus plan for key employees; and

•	102,055 unvested restricted stock awards granted to employees.

(3)	Includes the following additional securities convertible into shares of common stock:

•	2,317,147 common and preferred units of limited partnership interest in our operating partnership;

•	20,555 shares underlying restricted stock units granted to non-employee directors; and

•	102,055 unvested restricted stock awards granted to employees.

USE OF PROCEEDS

We estimate we will receive gross proceeds from this offering of $      million and approximately $      million if the underwriters’ over allotment option is exercised in full. After deducting the underwriting discount and estimated expenses of this offering, we expect net proceeds from this offering of approximately $      million and approximately $      million if the underwriters’ overallotment option is exercised in full.

We intend to use the net proceeds from this offering to fund our development pipeline and potential acquisitions of student housing properties. In the interim, we intend to use $89.9 million to repay the outstanding balance of our revolving credit facility, $19.2 million to repay the outstanding balance on our Callaway Villas construction loan and the remaining $      million for working capital and general corporate purposes. See “Underwriting — Other Relationships.”

Our revolving credit facility bears interest at a variable rate, at our option, based upon a base rate of (i) one-, two-, three- or six-month LIBOR or (ii) the higher of the lenders’ prime rate and the federal funds rate plus 0.5%, plus, in each case, a spread based upon our total leverage. As of June 30, 2006, the balance outstanding on our revolving credit facility bore interest at a weighted average rate of 6.83% per annum. This facility will mature in August 2009.

Pending application of any portion of the net offering proceeds, we will invest it in interest-bearing accounts and short-term, interest-bearing securities as is consistent with our intention to maintain our qualification for taxation as a REIT. Such investments may include, for example, obligations of the Government National Mortgage Association, other government and governmental agency securities, certificates of deposit and interest-bearing bank deposits.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

The following table sets forth the high and low sale prices per share of common stock for the periods indicated as reported on the NYSE and the dividends paid by us with respect to each period shown below.

	High	Low	Dividends

2006
First Quarter	$28.58	$24.24	$0.3375
Second Quarter	26.20	22.40	0.3375
Third Quarter (through September 6)	26.27	23.80
2005
First Quarter	$22.75	$19.09	$0.3375
Second Quarter	23.36	19.04	0.3375
Third Quarter	25.25	21.75	0.3375
Fourth Quarter	26.49	22.60	0.3375
2004
Third Quarter (August 17 through September 30)	$19.05	$17.00	$—
Fourth Quarter	23.06	18.50	0.1651

Our revolving credit facility contains customary affirmative and negative covenants and also contains financial covenants that, among other things, require us to maintain a certain minimum ratio of “EBITDA” (earnings before interest, taxes, depreciation and amortization) to fixed charges. We may pay dividends or other distributions to our stockholders so long as we are not in default under the credit facility and the aggregate of the dividends and distributions do not exceed 100% of our funds from operations for any four consecutive quarters. The financial covenants also include consolidated net worth and leverage ratio tests. As of June 30, 2006, we were in compliance with all such covenants.

We are required to distribute 90% of our REIT taxable income, excluding capital gains, on an annual basis to qualify as a REIT for federal income tax purposes. Accordingly, we intend to make, but are not contractually bound to make, regular quarterly distributions to common stockholders. All such distributions are at the discretion of our board of directors. We may be required to use borrowings under our credit facility, if necessary and to the extent permitted thereunder, to meet REIT distribution requirements and qualify as a REIT and otherwise fund the remaining amounts of any distributions. The board of directors considers market factors and our performance in addition to REIT requirements in determining distribution levels.

On August 9, 2006, we declared a second quarter dividend of $0.3375 per share of common stock, which was paid on August 31, 2006 to all stockholders of record as of August 21, 2006.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2006 on an actual basis and on a pro forma basis to give effect to this offering and the use of the net proceeds from this offering as set forth in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds” and with our unaudited consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30,
	2006
	Actual	Pro Forma
	(In thousands)
	(unaudited)

Cash and cash equivalents	$9,482	$

Debt:
Revolving credit facility	$81,200		$—	(1)
Mortgage, loans and bonds payable	423,103		409,242	(2)
Unamortized debt premiums, net of discounts	6,689		6,689

Total debt	510,992		415,931
Minority interests	34,085		34,085
Stockholders’ equity:
Common stock, $.01 par value, 800,000,000 shares authorized, 17,207,573 shares issued and outstanding actual, 22,157,573 shares issued and outstanding pro forma	172
Additional paid-in capital	254,103
Accumulated earnings and distributions	(20,914)		(20,914)
Accumulated other comprehensive income	671		671

Total stockholders’ equity	234,032

Total capitalization	$788,591	$

(1)	Includes the repayment of the outstanding balance on our revolving credit facility. As of September 6, 2006, the outstanding balance on our revolving credit facility was $89.9 million.

(2)	Includes the repayment of our Callaway Villas construction loan with an outstanding balance of approximately $13.9 million as of June 30, 2006. As of September 6, 2006, the outstanding balance on this construction loan was $19.2 million.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information gives effect to our acquisition of 20 properties during 2005 and 2006, our July 2005 equity offering and the anticipated disposition of The Village on University. The historical financial information for the year ended December 31, 2005 and the six months ended June 30, 2006 has been derived from our financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2005 and the six months ended June 30, 2006 are presented as if our acquisition of 20 properties during 2005 and 2006, our July 2005 equity offering and the anticipated disposition of The Village on University had occurred on January 1, 2005.

The only adjustment required to our historical consolidated balance sheet as of June 30, 2006 for pro forma purposes is to reclassify $32.1 million from “Owned off-campus properties, net” to “Owned off-campus properties — held for sale,” reflecting the net book value of The Village on University.

The unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what our results of operations would actually have been if the transactions had in fact occurred on the earlier date discussed above. It also does not project or forecast our consolidated results of operations for any future date or period.

American Campus Communities, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statements of Operations
For the Six Months Ended June 30, 2006
(unaudited, dollars in thousands, except share and per share data)

	Company-
	Six Months
	Ended June 30,	2006		Anticipated	Pro Forma		Pro Forma
	2006	Acquisitions(a)		Disposition(b)	Adjustments		Consolidated

Revenues	$57,326	$5,109		$(2,748)	$—		$59,687
Operating expenses:
Property operating expenses	23,599	2,197		(862)	—		24,934
Third-party development and management services	3,064	—		—	—		3,064
General and administrative	3,411	—		—	—		3,411
Depreciation and amortization	12,453	(658	)(c)	(519)	—		11,276
Ground/facility lease	438	—		—	—		438

Total operating expenses	42,965	1,539		(1,381)	—		43,123

Operating income	14,361	3,570		(1,367)	—		16,564
Nonoperating income and (expenses)
Interest income	329	—		—	—		329
Interest expense	(12,402)	(1,161	)(d)	—	(704	)(f)	(14,267)
Amortization of deferred financing costs	(744)	(38	)(e)	—	—		(782)

Total nonoperating expenses	(12,817)	(1,199)		—	(704)		(14,720)

Income before minority interests	1,544	2,371		(1,367)	(704)		1,844
Minority interests	53	—		—	(416	)(g)	(363)

Income from continuing operations	1,597	2,371		(1,367)	(1,120)		1,481
Discontinued operations	—	—		1,367	(154	)(h)	1,213

Net income	$1,597	$2,371		$—	$(1,274)		$2,694

Income per share — basic Income from continuing operations per share	$0.09						$0.09

Net income per share	$0.09						$0.16

Income per share — diluted Income from continuing operations per share	$0.08						$0.09

Net income per share	$0.08						$0.15

Weighted average common shares outstanding:
Basic	17,215,870				—		17,215,870

Diluted	18,914,672				718,478(i	)	19,633,150

American Campus Communities, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statements of Operations
For the Year Ended December 31, 2005
(unaudited, dollars in thousands, except share and per share data)

	Company-
	Year Ended
	December 31,	2005		2006		Anticipated	Pro Forma		Pro Forma
	2005	Acquisitions(a)		Acquisitions(b)		Disposition(c)	Adjustments		Consolidated

Revenues	$87,474	$2,784		$26,636		$(4,952)	$—		$111,942
Operating expenses:
Property operating expenses	35,876	1,128		11,931		(1,898)	—		47,037
Third-party development and management services	6,969	—		—		—	—		6,969
General and administrative	6,714	—		—		—	—		6,714
Depreciation and amortization	16,471	549	(d)	7,758	(d)	(1,030)	—		23,748
Ground/facility lease	873	—		—		—	—		873

Total operating expenses	66,903	1,677		19,689		(2,928)	—		85,341

Operating income	20,571	1,107		6,947		(2,024)	—		26,601
Nonoperating income and (expenses):
Interest income	825	—		—		—	—		825
Interest expense	(17,368)	(734	)(e)	(6,137	)(e)	—	(4,449	)(g)	(28,688)
Amortization of deferred financing costs	(1,176)	(15	)(f)	(206	)(f)	—	—		(1,397)
Other nonoperating income	1,279	—		—		—	—		1,279

Total nonoperating expenses	(16,440)	(749)		(6,343)		—	(4,449)		(27,981)

Income (loss) before income taxes and minority interests	4,131	358		604		(2,024)	(4,449)		(1,380)
Income tax provision	(186)	—		—		—	—		(186)
Minority interests	(164)	—		—		—	122	(h)	(42)

Income (loss) from continuing operations	3,781	358		604		(2,024)	(4,327)		(1,608)
Discontinued operations	5,881	—		—		2,024	(893	)(i)	7,012

Net income	$9,662	$358		$604		$—	$(5,220)		$5,404

Income (loss) per share — basic
Income (loss) from continuing operations per share	$0.25								$(0.09)

Net income per share	$0.65								$0.31

Income (loss) per share — diluted
Income (loss) from continuing operations per share	$0.26								$(0.09)

Net income per share	$0.65								$0.28

Weighted average common shares outstanding:
Basic	14,882,944						2,318,836(j	)	17,201,780

Diluted	15,047,202						4,479,725(k	)	19,526,927

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS

1.	Adjustments to Pro Forma Condensed Consolidated Statement of Operations for the Six Months Ended June 30, 2006

(a) Reflects the historical operations of a portfolio of 13 properties (the “2006 Acquisitions”) acquired on March 1, 2006.

(b) Reflects the anticipated disposition of The Village on University, which was reclassified to “Owned off-campus properties — held for sale” in August 2006 and is reflected as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

(c) Deducts the historical amortization of intangible lease assets recognized in connection with the 2006 Acquisitions, as the properties are assumed to be acquired on January 1, 2005 and such assets are assumed to be fully amortized during the year ended December 31, 2005. Also reflects depreciation expense on the tangible fixed assets acquired in connection with the 2006 Acquisitions recorded at fair value.

(d) Reflects interest expense associated with the debt we assumed in connection with the 2006 Acquisitions valued at fair market value.

(e) Reflects the amortization of financing costs incurred in connection with the debt we assumed for the 2006 Acquisitions.

(f) Reflects an increase in interest expense incurred under our revolving credit facility for $67 million in borrowings made to complete the 2006 Acquisitions at an annual interest rate of 6.3%.

(g) Represents additional minority interests share of income from continuing operations associated with common and preferred units of limited partnership interest in American Campus Communities Operating Partnership (the “Operating Partnership”) issued as partial consideration for the 2006 Acquisitions, assuming such units were issued on January 1, 2005.

(h) Represents the approximate 11% share of discontinued operations allocable to holders of common and preferred units of limited partnership interest in the Operating Partnership.

(i) Assumes that common and preferred units of limited partnership interest in the Operating Partnership issued as partial consideration for the 2006 Acquisitions were issued on January 1, 2005.

2.	Adjustments to Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2005

(a) Reflects the historical operations for the following properties acquired in 2005 (the “2005 Acquisitions”), prior to our ownership:

•	Proctor Portfolio — four properties acquired on February 1, 2005 and one property acquired on February 16, 2005

•	City Parc at Fry Street — acquired on March 19, 2005

•	The Estates (formerly Exchange at Gainesville) — acquired March 29, 2005

(b) Reflects the historical operations of the 2006 Acquisitions acquired on March 1, 2006.

(c) Reflects the anticipated disposition of The Village on University, which was reclassified to “Owned off-campus properties — held for sale” in August 2006 and is reflected as discontinued operations.

(d) Reflects the following: (i) depreciation expense on the tangible fixed assets acquired in connection with the 2005 Acquisitions and the 2006 Acquisitions recorded at fair value, and (ii) the amortization of intangible lease assets recognized in connection with the 2005 Acquisitions and the 2006 Acquisitions.

(e) Reflects interest expense associated with the debt we assumed in connection with the 2005 Acquisitions and the 2006 Acquisitions valued at fair market value.

(f) Reflects the amortization of financing costs incurred in connection with the debt we assumed for the 2005 Acquisitions and the 2006 Acquisitions.

(g) Reflects an increase in interest expense incurred under our revolving credit facility for borrowings made to complete the 2005 Acquisitions and the 2006 Acquisitions at rates ranging from 4.0% to 6.3%, representing the actual interest rates incurred for such borrowings.

(h) Represents additional minority interests share of loss from continuing operations associated with common and preferred units of limited partnership interest in the Operating Partnership issued as partial consideration for the 2006 Acquisitions, assuming such units were issued on January 1, 2005.

(i) Represents the approximate 11% share of discontinued operations allocable to holders of common and preferred units of limited partnership interest in the Operating Partnership.

(j) Assumes that common shares issued in connection with our July 2005 equity offering were issued on January 1, 2005.

(k) Assumes that common shares issued in connection with our July 2005 equity offering and common and preferred units of limited partnership interest in the Operating Partnership issued as partial consideration for the 2006 Acquisitions were issued on January 1, 2005. Excludes certain unvested restricted stock awards that would be anti-dilutive due to a pro forma loss from continuing operations for the period.

FEDERAL INCOME TAX CONSEQUENCES

The following discussion supplements the discussion contained under the heading “Federal Income Tax Considerations and Consequences of Your Investment” in the accompanying prospectus and supersedes that discussion to the extent inconsistent with that discussion.

Because the following discussion is a summary that, in conjunction with the discussion contained under the heading “Federal Income Tax Considerations and Consequences of Your Investment” in the accompanying prospectus, is intended to address only material federal income tax consequences relating to the ownership and disposition of our common stock that will apply to all holders, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending on your particular tax situation;

•	special rules that are not discussed below may apply to you if, for example, you are a tax-exempt organization, a broker-dealer, a non-U.S. person, a trust, an estate, a regulated investment company, a financial institution, an insurance company, or otherwise subject to special tax treatment under the Internal Revenue Code;

•	this summary does not address state, local or non-U.S. tax considerations;

•	this summary deals only with investors that hold our common stock as “capital assets,” within the meaning of Section 1221 of the Internal Revenue Code; and

•	this discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of common stock on your tax situation, including any state, local or non-U.S. tax consequences.

The information in this section is based on the current Internal Revenue Code, current, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service except with respect to the taxpayer to which they are addressed, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. We have not requested and do not plan to request any rulings from the Internal Revenue Service concerning the matters discussed in the following discussion. It is possible that the Internal Revenue Service could challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and that a court could agree with the Internal Revenue Service.

2006 Tax Legislation

The 15% reduced maximum tax rate on “qualified dividends” and certain long-term capital gains, as described in the accompanying prospectus under the heading “Federal Income Tax Considerations and Consequences of Your Investment,” was provided in the Jobs and Growth Tax Relief Reconciliation Act of 2003 and generally is effective for taxable years ending on or after May 6, 2003 through December 31, 2008. On May 17, 2006, President Bush signed the Tax Relief Extension Reconciliation Act of 2005, which extended this reduction until December 31, 2010. Without future legislative changes, the maximum long-term capital gains and dividend rate discussed above will increase in 2011. This recent legislation could cause stock in non-REIT corporations to be a more attractive investment to individual investors than stock in REITs and could have an adverse effect on the market price of our equity securities.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock listed opposite its name below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
KeyBanc Capital Markets, a division of McDonald Investments Inc.

Total	4,950,000

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreements if any of these shares are purchased. If an underwriter defaults, the purchase agreement provided that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.       per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.       per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment options.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to American Campus Communities	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $800,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to 742,500 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

Our officers and directors have agreed, subject to certain exceptions (including a bona fide gift or a transfer for the benefit of an immediate family member), that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, including, without limitation, units, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. for the period from the date of this prospectus supplement through and including the 90th day thereafter. In addition, our officers and directors have agreed not to make any demand for, or exercise any right with respect to, the registration of our common stock or any securities convertible into or exercisable or exchangeable for our common stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. in their joint discretion may release any of the securities subject to lock-up agreements at any time without notice. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or a press release announcing a significant event or (y) prior to the expiration of such lock-up period, we announce that we will release earnings or issue a press release announcing a significant event during the 17-day period beginning on the last day of such lock-up period, the restrictions described above shall continue to apply until the expiration of the 17-day period beginning with the first day following the date of the earnings or the press release.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of common stock described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares of common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of the shares of common stock described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares of common stock have not authorized and do not authorize the making of any offer of shares of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares of common stock as contemplated in this prospectus supplement. Accordingly, no purchaser of shares of common stock, other than the underwriters, is authorized to make any further offer of the shares of common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and the accompanying prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement (including the accompanying prospectus) nor any other offering material relating to the shares of common stock described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares of common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement (including the accompanying prospectus) nor any other offering material relating to the shares of common stock has been or will be

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of the shares of common stock to the public in France.

Such offers, sales and distributions will be made in France only

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties or

•	in a transaction that, in accordance with article L.411-2-II-1º-or-2º-or 3º of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

New York Stock Exchange Listing

The shares are listed on the New York Stock Exchange under the symbol “ACC.”

Price Stabilization and Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ overallotment option. “Naked” short sales are sales in excess of their overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transaction consist of various bids for or purchase of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Affiliates of Citigroup Global Markets Inc. and KeyBanc Capital Markets, a division of McDonald Investments Inc., two of our underwriters, are lenders under our revolving credit facility. KeyBank National Association (an affiliate of KeyBanc Capital Markets, a division of McDonald Investments Inc., which is an underwriter in this offering) is the administrative agent under the facility. Citicorp North America, Inc. (an affiliate of Citigroup Global Markets Inc., which is an underwriter in this offering) is a co-syndication agent under the facility. As of September 6, 2006, approximately $89.9 million of borrowings were outstanding under this facility. We intend to repay all of the outstanding borrowings under our revolving credit facility with a portion of the net proceeds of this offering and, upon application of the net proceeds from this offering, each lender will receive its proportionate share of the amount repaid. The aggregate amount to be repaid to lenders that are affiliates of the underwriters is expected to exceed 10% of the net proceeds of this offering.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

Electronic Prospectus; Online Brokerage Accounts

This prospectus supplement and accompanying prospectus may be made available in electronic format on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Locke Liddell & Sapp LLP, Dallas, Texas, as our securities and tax counsel. Sidley Austin LLP, New York, New York, will act as counsel to the underwriters.

EXPERTS

The consolidated and combined financial statements of American Campus Communities, Inc. and its subsidiaries and its predecessors at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, appearing in this prospectus supplement and accompanying prospectus by reference from American Campus Communities, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 and American Campus Communities, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included in its Annual Report on Form 10-K, have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their reports incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

American Campus Communities, Inc.

By this prospectus, we may offer up to $500,000,000 of our debt securities, shares of common stock, shares of preferred stock and/or warrants. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

You should carefully consider the risks set forth under “Risk Factors‘ starting on page 1 of this prospectus.

These securities have not been approved or disapproved by the SEC or any state securities commission. None of those authorities has determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

We may offer the securities directly or through underwriters, agents or dealers. The supplement will describe the terms of that plan of distribution. The section entitled “Plan of Distribution” on page 27 of this prospectus also provides more information on this topic.

The date of this prospectus is October 27, 2005.

i

RISK FACTORS

The following sets forth the most significant factors that make an investment in our securities speculative or risky. You should carefully consider the following information in conjunction with the other information contained or incorporated by reference in this prospectus or any prospectus supplement before making a decision to invest in our securities.

Risks Related to Our Properties and Our Business

Our results of operations are subject to an annual leasing cycle, short lease-up period, seasonal cash flows, changing university admission and housing policies and other risks inherent in the student housing industry.

We generally lease our owned properties under 12-month leases, and in certain cases, under ten-month, nine-month or shorter-term semester leases. As a result, we may experience significantly reduced cash flows during the summer months at properties leased under leases having terms shorter than 12 months. Furthermore, all of our properties must be entirely re-leased each year, exposing us to increased leasing risk. In addition, we are subject to increased leasing risk on our properties under construction and future acquired properties based on our lack of experience leasing those properties and unfamiliarity with their leasing cycles. Student housing properties are also typically leased during a limited leasing season that usually begins in January and ends in August of each year. We are therefore highly dependent on the effectiveness of our marketing and leasing efforts and personnel during this season.

Changes in university admission policies could adversely affect us. For example, if a university reduces the number of student admissions or requires that a certain class of students, such as freshman, live in a university owned facility, the demand for beds at our properties may be reduced and our occupancy rates may decline. While we may engage in marketing efforts to compensate for such change in admission policy, we may not be able to effect such marketing efforts prior to the commencement of the annual lease-up period or our additional marketing efforts may not be successful.

We rely on our relationships with colleges and universities for referrals of prospective student-tenants or for mailing lists of prospective student-tenants and their parents. Many of these colleges and universities own and operate their own competing on-campus facilities, as discussed below. Any failure to maintain good relationships with these colleges and universities could therefore have a material adverse effect on us. If colleges and universities refuse to make their lists of prospective student-tenants and their parents available to us or increase the costs of these lists, there could be a material adverse effect on us.

Federal and state laws require colleges to publish and distribute reports of on-campus crime statistics, which may result in negative publicity and media coverage associated with crimes occurring on or in the vicinity of our on-campus participating properties. Reports of crime or other negative publicity regarding the safety of the students residing on, or near, our properties may have an adverse effect on both our on-campus and off-campus business.

We face significant competition from university-owned on-campus student housing, from other off-campus student housing properties and from traditional multifamily housing located within close proximity to universities.

On-campus student housing has certain inherent advantages over off-campus student housing in terms of physical proximity to the university campus and integration of on-campus facilities into the academic community. Colleges and universities can generally avoid real estate taxes and borrow funds at lower interest rates than us and other private sector operators. We also compete with national and regional owner-operators of off-campus student housing in a number of markets as well as with smaller local owner-operators.

Currently, the industry is fragmented with no participant holding a significant market share. There are a number of student housing complexes that are located near or in the same general vicinity of many of our owned properties and that compete directly with us. Such competing student housing complexes may be newer than our properties, located closer to campus, charge less rent, possess more attractive amenities or offer more services or shorter term or more flexible leases.

Rental income at a particular property could also be affected by a number of other factors, including the construction of new on-campus and off-campus residences, increases or decreases in the general levels of rents for housing in competing communities, increases or decreases in the number of students enrolled at one or more of the colleges or universities in the market of the property and other general economic conditions.

We believe that a number of other large national companies with substantial financial and marketing resources may be potential entrants in the student housing business. The entry of one or more of these companies could increase competition for students and for the acquisition, development and management of other student housing properties.

We may be unable to successfully complete and operate our properties or our third party developed properties.

We intend to continue to develop and construct student housing in accordance with our growth strategies. These activities may also include any of the following risks:

•	we may be unable to obtain financing on favorable terms or at all;

•	we may not complete development projects on schedule, within budgeted amounts or in conformity with building plans and specifications, including our four properties under development or pre-development as of June 30, 2005;

•	we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations;

•	occupancy and rental rates at newly developed or renovated properties may fluctuate depending on a number of factors, including market and economic conditions, and may reduce or eliminate our return on investment;

•	we may become liable for injuries and accidents occurring during the construction process and for environmental liabilities, including off-site disposal of construction materials;

•	we may decide to abandon our development efforts if we determine that continuing the project would not be in our best interests; and

•	we may encounter strikes, weather, government regulations and other conditions beyond our control.

Our newly developed properties will be subject to risks associated with managing new properties, including lease-up and integration risks. In addition, new development activities, regardless of whether or not they are ultimately successful, typically will require a substantial portion of the time and attention of our development and management personnel. Newly developed properties may not perform as expected.

We anticipate that we will, from time to time, elect not to proceed with ongoing development projects. If we elect not to proceed with a development project, the development costs associated therewith will ordinarily be charged against income for the then-current period. Any such charge could have a material adverse effect on our results of operations in the period in which the charge is taken.

We may in the future develop properties nationally, internationally or in geographic regions other than those in which we currently operate. We do not possess the same level of familiarity with development in these new markets, which could adversely affect our ability to develop such properties successfully or at all or to achieve expected performance. Future development opportunities may not be available to us on terms that meet our investment criteria or we may be unsuccessful in capitalizing on such opportunities. Our ability to capitalize on such opportunities will be largely dependent upon external sources of capital that may not be available to us on favorable terms or at all.

We typically provide guarantees of timely completion of projects that we develop for third parties. In certain cases, our contingent liability under these guarantees may exceed our development fee from the project. Although we seek to mitigate this risk by, among other things, obtaining similar guarantees from the project contractor, we could sustain significant losses if development of a project were to be delayed or stopped and we were unable to cover our guarantee exposure with the guarantee received from the project contractor.

We may be unable to successfully acquire properties on favorable terms.

Our future growth will be dependent upon our ability to successfully acquire new properties on favorable terms. As we acquire additional properties, we will be subject to risks associated with managing new properties, including lease-up and integration risks. Newly developed and recently acquired properties may not perform as expected and may have characteristics or deficiencies unknown to us at the time of acquisition. Future acquisition opportunities may not be available to us on terms that meet our investment criteria or we may be unsuccessful in capitalizing on such opportunities. Our ability to capitalize on such opportunities will be largely dependent upon external sources of capital that may not be available to us on favorable terms or at all.

Our ability to acquire properties on favorable terms and successfully operate them involve the following significant risks:

•	our potential inability to acquire a desired property may be caused by competition from other real estate investors;

•	competition from other potential acquirers may significantly increase the purchase price;

•	we may be unable to finance an acquisition on favorable terms or at all;

•	we may have to incur significant capital expenditures to improve or renovate acquired properties;

•	we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations;

•	market conditions may result in higher than expected costs and vacancy rates and lower than expected rental rates; and

•	we may acquire properties subject to liabilities but without any recourse, or with only limited recourse, to the sellers, or with liabilities that are unknown to us, such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of our properties and claims for indemnification by members, directors, officers and others indemnified by the former owners of our properties.

Our failure to finance property acquisitions on favorable terms, or operate acquired properties to meet our financial expectations, could adversely affect us.

Our debt level reduces cash available for distribution and may expose us to the risk of default under our debt obligations.

As of June 30, 2005, our total consolidated indebtedness was approximately $332.6 million (excluding unamortized debt premiums). Our debt service obligations expose us to the risk of default and reduce or eliminate cash resources that are available to operate our business or pay distributions that are necessary to maintain our qualification as a real estate investment trust or REIT. There is no limit on the amount of indebtedness that we may incur except as provided by the covenants in our revolving credit facility. We expect to incur additional indebtedness under our revolving credit facility to fund future property development and acquisitions and other working capital needs, which may include the payment of distributions to our stockholders. The amount available to us and our ability to borrow from time to time under our revolving credit facility is subject to certain conditions and the satisfaction of specified financial covenants. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	We may be unable to borrow additional funds as needed or on favorable terms.

•	We may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness.

•	We may be forced to dispose of one or more of our properties, possibly on disadvantageous terms.

•	We may default on our payment or other obligations as a result of insufficient cash flow or otherwise, which may result in a cross-default on our other obligations, and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases.

•	Foreclosures could create taxable income without accompanying cash proceeds, a circumstance that could hinder our ability to meet the REIT distribution requirements imposed by the Internal Revenue Code.

We may not be able to recover pre-development costs for university developments.

University systems and educational institutions typically award us development services contracts on the basis of a competitive award process, but such contracts are typically executed following the formal approval of the transaction by the institution’s governing body. In the intervening period, we may incur significant pre-development and other costs in the expectation that the development services contract will be executed. If an institution’s governing body does not ultimately approve our selection and the terms of the pending development contract, we may not be able to recoup these costs from the institution and the resulting losses could be material.

Our awarded projects may not be successfully structured or financed and may delay our recognition of revenues.

The recognition and timing of revenues from our awarded development services projects will, among other things, be contingent upon successfully structuring and closing project financing as well as the timing of construction. The development projects that we have been awarded have at times been delayed beyond the originally scheduled construction commencement date. If such delays were to occur with our current awarded projects, our recognition of expected revenues and receipt of expected fees from these projects would be delayed.

We may encounter delays in completion or experience cost overruns with respect to our properties that are under construction.

As of June 30, 2005, we were in the process of constructing one owned off-campus property and were in pre-development on two additional owned off-campus properties. We were also in the process of constructing one on-campus participating property. These properties are subject to the various risks relating to properties that are under construction referred to elsewhere in these risk factors, including the risks that we may encounter delays in completion and that these projects may experience cost overruns. These properties may not be completed on time. Additionally, if we do not complete the construction of certain of our properties on schedule, we may be required to provide alternative housing to the students with whom we have signed leases. We generally do not make any arrangements for such alternative housing for these properties and we would likely incur significant expenses in the event we provide such housing. If construction is not completed on schedule, students may attempt to break their leases and our occupancy at such properties for that academic year may suffer.

Our guarantees could result in liabilities in excess of our development fees.

In third party developments, we typically provide guarantees of the obligations of the developer, including development budgets and timely project completion. These guarantees include, among other things, the cost of providing alternate housing for students in the event we do not timely complete a development project. These guarantees typically exclude delays resulting from force majeure and also, in third party transactions, are typically limited in amount to the amount of our development fees from the project. In certain cases, however, our contingent liability under these guarantees has exceeded our development fee from the project and we may agree to such arrangements in the future. Our obligations under alternative housing guarantees typically expire five days after construction is complete. Project cost guarantees are normally satisfied within one year after completion of the project.

Universities have the right to terminate our participating ground leases.

The ground leases through which we own our on-campus participating properties provide that the university lessor may purchase our interest in and assume the management of the facility, with the purchase price calculated at the discounted present cash value of our leasehold interest. The exercise of any such buyout would result in a significant reduction in our portfolio.

Risks Related to the Real Estate Industry

Our performance and value are subject to risks associated with real estate assets and with the real estate industry.

Our ability to satisfy our financial obligations and make expected distributions to our stockholders depends on our ability to generate cash revenues in excess of expenses and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include:

•	general economic conditions;

•	rising level of interest rates;

•	local oversupply, increased competition or reduction in demand for student housing;

•	inability to collect rent from tenants;

•	vacancies or our inability to rent space on favorable terms;

•	inability to finance property development and acquisitions on favorable terms;

•	increased operating costs, including insurance premiums, utilities, and real estate taxes;

•	costs of complying with changes in governmental regulations;

•	the relative illiquidity of real estate investments;

•	decreases in student enrollment at particular colleges and universities;

•	changes in university policies related to admissions; and

•	changing student demographics.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect us.

Potential losses may not be covered by insurance.

We carry fire, earthquake, terrorism, business interruption, vandalism, malicious mischief, boiler and machinery, commercial general liability and workers’ compensation insurance covering all of the properties in our portfolio under various policies. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. There are, however, certain types of losses, such as property damage from generally unsecured losses such as riots, wars, punitive damage awards or acts of God, that may be either uninsurable or not economically insurable. Some of our properties are insured subject to limitations involving large deductibles and policy limits that may not be sufficient to cover losses. In addition, we may discontinue earthquake, terrorism or other insurance on some or all of our properties in the future if the cost of premiums for any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss.

If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged and require substantial expenditures to rebuild or repair. In the event of a significant loss at one or more of our properties, the remaining insurance under our policies, if any, could be insufficient to adequately insure our other properties. In such event, securing additional insurance, if possible, could be significantly more expensive than our current policies.

Unionization or work stoppages could have an adverse effect on us.

We are at times required to use unionized construction workers or to pay the prevailing wage in a jurisdiction to such workers. Due to the highly labor intensive and price competitive nature of the construction business, the cost of unionization and/or prevailing wage requirements for new developments could be substantial. Unionization and prevailing wage requirements could adversely affect a new development’s profitability. Union activity or a union workforce could increase the risk of a strike, which would adversely affect our ability to meet our construction timetables.

We could incur significant costs related to government regulation and private litigation over environmental matters.

Under various environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), a current or previous owner or operator of real property may be liable for contamination resulting from the release or threatened release of hazardous or toxic substances or petroleum at that property, and an entity that arranges for the disposal or treatment of a hazardous or toxic substance or petroleum at another property may be held jointly and severally liable for the cost to investigate and clean up such property or other affected property. Such parties are known as potentially responsible parties (“PRPs”). Such environmental laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and the costs of any required investigation or cleanup of these substances can be substantial. PRPs are liable to the government as well as to other PRPs who may have claims for contribution. The liability is generally not limited under such laws and could exceed the property’s value and the aggregate assets of the liable party. The presence of contamination or the failure to remediate contamination at our properties may expose us to third party liability for personal injury or property damage, or adversely affect our ability to sell, lease or develop the real property or to borrow using the real property as collateral.

Environmental laws also impose ongoing compliance requirements on owners and operators of real property. Environmental laws potentially affecting us address a wide variety of matters, including, but not limited to, asbestos-containing building materials (“ACBM”), storage tanks, stormwater and wastewater discharges, lead-based paint, wetlands, and hazardous wastes. Failure to comply with these laws could result in fines and penalties or expose us to third party liability. Some of our properties may have conditions that are subject to these requirements and we could be liable for such fines or penalties or liable to third parties.

Existing conditions at some of our properties may expose us to liability related to environmental matters.

Some of the properties in our portfolio may contain asbestos-containing building materials, or ACBMs. Environmental laws require that ACBMs be properly managed and maintained, and may impose fines and penalties on building owners or operators for failure to comply with these requirements. Also, some of the properties in our portfolio contain, or may have contained, or are adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products or other hazardous or toxic substances. These operations create a potential for the release of petroleum products or other hazardous or toxic substances. Third parties may be permitted by law to seek recovery from owners or operators for personal injury associated with exposure to contaminants, including, but not limited to, petroleum products, hazardous or toxic substances, and asbestos fibers. Also, some of the properties may contain regulated wetlands that can delay or impede development or require costs to be incurred to mitigate the impact of any disturbance. Absent appropriate permits, we can be held responsible for restoring wetlands and be required to pay fines and penalties.

Some of the properties in our portfolio may contain microbial matter such as mold, mildew and viruses. The presence of microbial matter could adversely affect our results of operations. In addition, if any property in our portfolio is not properly connected to a water or sewer system, or if the integrity of such systems are breached, microbial matter or other contamination can develop. If this were to occur, we could incur significant remedial costs and we may also be subject to material private damage claims and awards, which could be material. If we become subject to claims in this regard, it could materially and adversely affect us and our insurability for such matters in the future.

From time to time, the United States Environmental Protection Agency, or EPA, designates certain sites affected by hazardous substances as “Superfund” sites pursuant to CERCLA. Superfund sites can cover large areas, affecting many different parcels of land. Although CERCLA imposes joint and several liability for contamination on property owners and operators regardless of fault, the EPA may chose to pursue PRPs based on their actual contribution to the contamination. PRPs are liable for the costs of responding to the hazardous substances. Commons on Apache, The Village on University and University Village at San Bernardino (which we disposed of in January 2005) are located within federal Superfund sites. EPA designated these areas as Superfund sites because groundwater beneath these areas is contaminated. We have not been named as a PRP with respect to these sites.

Independent environmental consultants conducted Phase I environmental site assessments on all of the owned properties and on-campus participating properties in our existing portfolio. Phase I environmental site assessments are intended to evaluate information regarding the environmental condition of the surveyed property and surrounding properties based generally on visual observations, interviews and certain publicly available databases. These assessments do not typically take into account all environmental issues, including, but not limited to, testing of soil or groundwater, comprehensive asbestos survey or an invasive inspection for the presence of mold contamination. In some cases where prior use was a concern, additional study was undertaken.

These assessments may have failed to reveal all environmental conditions, liabilities, or compliance concerns. Material environmental conditions, liabilities, or compliance concerns may have arisen after the assessments were conducted or may arise in the future. In addition, future laws, ordinances or regulations may impose material additional environmental liability. The costs of future environmental compliance may affect our ability to pay distributions to you and such costs or other remedial measures may be material to us.

We may incur environmental liabilities.

We do not carry environmental insurance on our properties. Environmental liability at any of our properties may have a material adverse effect on our financial condition, results of operations, cash flow, the trading price of our stock or our ability to satisfy our debt service obligations and pay dividends or distributions to our stockholders.

We may incur significant costs complying with the Americans with Disabilities Act and similar laws.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Additional federal, state and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. For example, the Fair Housing Amendments Act of 1988, or FHAA, requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. We have not conducted an audit or investigation of all of our properties to determine our compliance with present requirements. Noncompliance with the ADA or FHAA could result in the imposition of fines or an award or damages to private litigants and also could result in an order to correct any non-complying feature. We cannot predict the ultimate amount of the cost of compliance with the ADA, FHAA or other legislation. If we incur substantial costs to comply with the ADA, FHAA or any other legislation, we could be materially and adversely affected.

We may incur significant costs complying with other regulations.

The properties in our portfolio are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. Furthermore, existing requirements could change and require us to make significant unanticipated expenditures that would materially and adversely affect us.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers’ financial condition and disputes between our co-venturers and us.

We have in the past co-invested, and anticipate that we will continue in the future to co-invest, with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In connection with joint venture investments, we do not have sole decision-making control regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that our partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Our partners or co-venturers also may have economic or other business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our preferences, policies or objectives. Such investments also will have the potential risk of impasses on decisions, such as a sale, because neither we nor our partners or co-venturers would have full control over the partnership or joint venture. Disputes between us and our partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort exclusively on our business. Consequently, actions by or disputes with our partners or co-venturers might result in subjecting properties owned by the partnership, joint venture or other entity to additional risk. In addition, we may in certain circumstances be liable for the actions of our partners or co-venturers.

Risks Related to Our Organization and Structure

We are recently organized and have a limited operating history.

We were organized in March 2004 and have a limited operating history. In addition, all of our properties have been acquired or developed by us or our predecessors within the past nine years and have limited operating histories under current management. Consequently, our historical operating results and the financial data incorporated by reference in this prospectus may not be useful in assessing our likely future performance. The operating performance of the properties may decline under our management. We may not be able to generate sufficient cash from operations to satisfy our financial obligations and make distributions to our stockholders.

We will also be subject to the risks generally associated with the operation of a relatively new business.

To qualify as a REIT, we may be forced to limit the activities of our TRS.

To qualify as a REIT, no more than 20% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries, such as American Campus Communities Services, Inc., our taxable REIT subsidiary, or our TRS. Certain of our activities, such as our third party development, management and leasing services, must be conducted through our TRS for us to qualify as a REIT. In addition, certain non-customary services must be provided by a taxable REIT subsidiary or an independent contractor. If the revenues from such activities create a risk that the value of our TRS, based on revenues or otherwise, approaches the 20% threshold, we will be forced to curtail such activities or take other steps to remain under the 20% threshold. Since the 20% threshold is based on value, it is possible that the IRS could successfully contend that the value of our TRS exceeds the 20% threshold even if our TRS accounts for less than 20% of our consolidated revenues, income or cash flow. Our on-campus participating properties and our third party services are held by our TRS. Consequently, income earned from our on-campus participating properties and our third party services will be subject to regular federal income taxation and state and local income taxation where applicable, thus reducing the amount of cash available for distribution to our stockholders.

Our TRS is a taxable REIT subsidiary and is not permitted to directly or indirectly operate or manage a “hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis.” We believe that our method of operating our TRS will not be considered to constitute such an activity. Future Treasury Regulations or other guidance interpreting the applicable provisions might adopt a different approach, or the IRS might disagree with our conclusion. In such event we might be forced to change our method of operating our TRS, which could adversely affect us, or our TRS could fail to qualify as a taxable REIT subsidiary, which would likely cause us to fail to qualify as a REIT.

Failure to qualify as a REIT would have significant adverse consequences to us and the value of our securities.

We intend to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes under the Internal Revenue Code. If we lose our REIT status, we will face serious tax consequences that would substantially reduce or eliminate the funds available for investment and for distribution to stockholders for each of the years involved, because:

•	we would not be allowed a deduction for dividends to stockholders in computing our taxable income and such amounts would be subject to federal income tax at regular corporate rates;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

In addition, if we fail to qualify as a REIT, we will not be required to pay dividends to stockholders, and all dividends to stockholders will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and would adversely affect the value of our common stock.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury Regulations that have been promulgated under the Internal Revenue Code is greater in the case of a REIT that, like us, holds its assets through a partnership or a limited liability company. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the composition of our assets and “two gross income tests”: (a) at least 75% of our gross income in any year must be derived from qualified sources, such as “rents from real property,” mortgage interest, dividends from other REITs and gains from sale of such assets, and (b) at least 95% of our gross income must be derived from sources meeting the 75% income test above, and other passive investment sources, such as other interest and dividends and gains from sale of securities. Also, we must pay dividends to stockholders aggregating annually at least 90% of our REIT taxable income, excluding any net capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect our investors, our ability to qualify as a REIT for federal income tax purposes or the desirability of an investment in a REIT relative to other investments.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property and, in certain cases, a 100% penalty tax, in the event we sell property as a dealer or if our TRS enters into agreements with us or our tenants on a basis that is determined to be other than an arm’s length basis.

To qualify as a REIT, we may be forced to borrow funds on a short-term basis during unfavorable market conditions.

In order to qualify as a REIT, we are required under the Internal Revenue Code to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. Our TRS may, in its discretion, retain any income it generates net of any tax liability it incurs on that income without affecting the 90% distribution requirements to which we are subject as a REIT. Net income of our TRS is included in REIT taxable income and increases the amount required to be distributed, only if such amounts are paid out as a dividend by our TRS. If our TRS distributes any of its after-tax income to us, that distribution will be included in our REIT taxable income. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we will be compelled to rely on third party sources to fund our capital needs. We may not be able to obtain this financing on favorable terms or at all. Any additional indebtedness that we incur will increase our leverage. Our access to third party sources of capital depends, in part, on:

•	general market conditions;

•	our current debt levels and the number of properties subject to encumbrances;

•	our current performance and the market’s perception of our growth potential;

•	our cash flow and cash dividends; and

•	the market price per share of our stock.

If we cannot obtain capital from third party sources, we may not be able to acquire or develop properties when strategic opportunities exist, satisfy our debt service obligations or make the cash distributions to our stockholders, including those necessary to qualify as a REIT.

Our charter contains restrictions on the ownership and transfer of our stock.

Our charter provides that, subject to certain exceptions, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% by value of all our outstanding shares, including both common and preferred stock. We refer to this restriction as the “ownership limit.” A person or entity that becomes subject to the ownership limit by virtue of a violative transfer that results in a transfer to a trust is referred to as a “purported beneficial transferee” if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of our stock, or is referred to as a “purported record transferee” if, had the violative transfer been effective, the person or entity would have been solely a record owner of our stock.

The constructive ownership rules under the Internal Revenue Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our stock (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding stock and thereby subject the stock to the ownership limit. Our charter, however, requires exceptions to be made to this limitation if our board of directors determines that such exceptions will not jeopardize our tax status as a REIT. This ownership limit could delay, defer or prevent a change of control or other transaction that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Certain tax and anti-takeover provisions of our charter and bylaws may inhibit a change of our control.

Certain provisions contained in our charter and bylaws and the Maryland General Corporation Law may discourage a third party from making a tender offer or acquisition proposal to us. If this were to happen, it could delay, deter or prevent a change in control or the removal of existing management. These provisions also may delay or prevent the stockholders from receiving a premium for their shares of common stock over then-prevailing market prices. These provisions include:

•	the REIT ownership limit described above;

•	authorization of the issuance of our preferred stock with powers, preferences or rights to be determined by our board of directors;

•	the right of our board of directors, without a stockholder vote, to increase our authorized shares and classify or reclassify unissued shares;

•	advance-notice requirements for stockholder nomination of directors and for other proposals to be presented to stockholder meetings; and

•	the requirement that a majority vote of the holders of common stock is needed to remove a member of our board of directors for “cause.”

The Maryland business statutes also impose potential restrictions on a change of control of our company.

Various Maryland laws may have the effect of discouraging offers to acquire us, even if the acquisition would be advantageous to stockholders. Our bylaws exempt us from some of those laws, such as the control share acquisition provisions, but our board of directors can change our bylaws at any time to make these provisions applicable to us.

We have the right to change some of our policies that may be important to our stockholders without stockholder consent.

Our major policies, including our policies with respect to investments, leverage, financing, growth, debt and capitalization, are determined by our board of directors or those committees or officers to whom our board of directors has delegated that authority. Our board of directors also establishes the amount of any dividends or distributions that we pay to our stockholders. Our board of directors may amend or revise the listed policies, our dividend or distribution payment amounts and other policies from time to time without stockholder vote. Accordingly, our stockholders may not have control over changes in our policies.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believe to be in our best interests and with the care that an ordinary prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors’ and officers’ liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our bylaws require us to indemnify directors and officers for liability resulting from actions taken by them in those capacitates to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

Our success depends on key personnel whose continued service is not guaranteed.

We are dependent upon the efforts of our key personnel, particularly William C. Bayless, Jr., our President and Chief Executive Officer, Brian B. Nickel, our Executive Vice President, Chief Financial Officer and Secretary, James C. Hopke, Jr., our Executive Vice President and Chief Investment Officer, and Greg A. Dowell, our Executive Vice President and Chief of Operations. Mr. Bayless has directed the company’s key business segments since inception and possesses nearly 20 years of student housing development and management experience. Messrs. Bayless, Nickel, Hopke and Dowell all have substantial industry reputations that attract business and investment opportunities and assist us in negotiations with lenders, universities and industry personnel. Jason R. Wills, our Senior Vice President — Marketing and Business Development, and Brian N. Winger, our Senior Vice President — Development, both have strong industry reputations and specialized experience, which aid us in developing, acquiring and managing our properties. The loss of the services of any of such personnel could materially and adversely affect us.

The majority of our management have limited experience operating a REIT or a public company.

We have a limited operating history as a REIT or a public company. Our board of directors and executive officers have overall responsibility for our management. While our executive and senior officers have extensive experience in real estate marketing, development, management and finance, they have limited prior experience in operating a business in accordance with the Internal Revenue Code requirements for qualification as a REIT, operating a public company or complying with the Securities and Exchange Commission, or the SEC, regulations. Failure to qualify as a REIT would have an adverse effect on our cash available for distribution to our stockholders. Failure to properly comply with SEC regulations and requirements could impair our ability to operate as a public company.

We may not be able to make distributions to our stockholders in the future.

We are required to distribute 90% of our REIT taxable income (excluding capital gains) on an annual basis in order to qualify as a REIT for federal income tax purposes. Accordingly, we intend to make, but are not contractually bound to make, regular quarterly distributions to common stockholders and holders of units in our operating partnership. If we do not generate revenues from our properties and third party development and management services sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow will decrease. This could have an adverse effect on our ability to satisfy our financial obligations and pay distributions to our stockholders. We may be required to use borrowings under the credit facility, if necessary, to meet REIT distribution requirements and qualify as a REIT. However, our revolving credit facility contains covenants that restrict our ability to pay distributions or other amounts to our stockholders unless certain tests are satisfied and also contains certain provisions restricting our ability to draw funds under the facility. We expect to incur additional indebtedness through borrowings under our credit facility to fund future property development, acquisitions and other working capital needs, which may include the payment of distributions to our stockholders. All distributions are at the discretion of our board of directors. The board of directors considers market factors and our performance in addition to REIT requirements in determining distribution levels. To the extent we use our working capital or borrowings under our revolving credit facility to fund our distributions, our financial condition and our ability to access these funds for other purposes, such as the expansion of our business or future distributions, could be adversely affected. Any such distributions from working capital or borrowings may represent a return of capital for federal income tax purposes.

Our distributions will not be eligible for the recent lower tax rate on dividends except in limited situations.

Unlike dividends received from a corporation that is not a REIT, our distributions to individual stockholders generally will not be eligible for the recent lower tax rate on dividends except in limited situations.

Market interest rates may have an effect on the value of our securities.

One of the factors that will influence the price of our common stock will be the dividend yield on our common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a higher dividend yield in order to maintain their investment, which could adversely affect the market price of our outstanding equity or debt securities. In addition, we have incurred and expect to continue to incur debt in the future, some of which may have variable or floating interest rates. Accordingly, higher interest rates would likely increase our borrowing costs and potentially decrease funds available to meet our financial obligations and for distribution to our stockholders.

Issuance of debt or equity securities may adversely affect our financial condition.

Our capital requirements depend on numerous factors, including the occupancy rates of our properties, distribution payment rates to our stockholders, development and capital expenditures, costs of operations and potential acquisitions. We cannot accurately predict the timing and amount of our capital requirements. If our capital requirements vary materially from our plans, we may require additional financing sooner than anticipated. Accordingly, we could become more leveraged, resulting in increased risk of default on our obligations and in an increase in our debt service requirements, both of which could adversely affect our financial condition and our ability to access debt and equity capital markets in the future.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, you may read and copy our SEC filings at the office of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Our website address is www.studenthousing.com.

This prospectus is only part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits some of the information contained in the registration statement. We have also filed exhibits and schedules to the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect or obtain a copy of the registration statement, including the exhibits and schedules, as described in the previous paragraph.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made with the SEC (File No. 1-12110) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005; and

•	Current Reports on Form 8-K filed on February 8, 2005 as amended by the Current Report on Form 8-K/A filed on April 19, 2005, April 4, 2005 as amended by the Current Report on Form 8-K/A filed on June 6, 2005, May 3, 2005 and June 20, 2005.

You may request a copy of these filings at no cost by writing or telephoning Investor Relations, at the following address and telephone number:

American Campus Communities, Inc.
805 Las Cimas Parkway, Suite 400
Austin, Texas 78746
(512) 732-1000

You should rely only on the information incorporated by reference or provided in this prospectus or in the supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

THE COMPANY

We are one of the largest owners, managers and developers of high quality student housing properties in the United States in terms of beds owned and under management. We are a fully-integrated, self-managed and self-administered REIT with expertise in the acquisition, design, financing, development, construction management, leasing and management of student housing properties. As of June 30, 2005, our property portfolio consisted of 24 high-quality student housing properties with approximately 5,200 apartment units and 15,600 beds, consisting of 19 owned off-campus student housing properties within close proximity to 22 colleges and universities in nine states, and five on-campus participating properties owned through ground/facility leases with the respective university systems. These communities contain modern housing units, offer resort-style amenities and are supported by a classic resident assistant system and other student oriented programming.

We are also one of the nation’s leaders in providing third party services to colleges and universities for the management and development of on-campus student housing. We manage 19 properties on a third party basis primarily for colleges, universities and financial institutions. These third party managed properties contain approximately 11,300 beds in approximately 4,500 units.

Our executive offices are located at 805 Las Cimas Parkway, Suite 400, Austin, Texas 78746, and our telephone number is (512) 732-1000.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus and any supplement that are “forward-looking” in that they do not discuss historical fact, but instead note future expectations, projections, intentions or other items relating to the future. These forward-looking statements include those made in the documents incorporated by reference in this prospectus. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	changing university admission and housing policies;

•	adverse economic or real estate developments;

•	general economic conditions;

•	future terrorist attacks in the U.S. or hostilities involving the U.S.;

•	defaults on or non-renewal of leases by student-tenants;

•	increased interest rates and operating costs;

•	debt levels and property encumbrances;

•	our failure to obtain necessary third party financing;

•	decreased rental rates or increased vacancy rates resulting from competition or otherwise;

•	difficulties in identifying properties to acquire and completing acquisitions;

•	our failure to successfully operate acquired properties and operations;

•	our failure to successfully develop properties in a timely manner;

•	our failure to maintain our status as a REIT;

•	environmental costs, uncertainties and risks, especially those related to natural disasters;

•	financial market fluctuations;

•	changes in real estate and zoning laws and increases in real property tax rates; and

•	other risks detailed in our other SEC reports or filings

For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section above entitled “Risk Factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities for general corporate purposes. Those purposes include the repayment or refinancing of debt, property acquisitions and development in the ordinary course of business, working capital, investment in financing transactions and capital expenditures.

We will describe in the supplement any proposed use of proceeds other than for general corporate purposes.

DESCRIPTION OF CAPITAL STOCK

General

Authorized Shares.  Our charter provides that we may issue up to 800,000,000 shares of our common stock, $0.01 par value per share, and 200,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this prospectus, 17,190,000 shares of common stock and no shares of preferred stock are issued and outstanding.

Authority of Our Board of Directors Relating to Authorized Shares.  Our charter authorizes our board of directors to amend our charter to increase or decrease the total number of our authorized shares, or the number of shares of any class or series of capital stock that we have authority to issue, without stockholder approval. Our board of directors also has the authority, under our charter and without stockholder approval, to classify any unissued shares of common or preferred stock into one or more classes or series of stock and to reclassify any previously classified but unissued shares of any series of our common or preferred stock. If, however, there are any laws or stock exchange rules that require us to obtain stockholder approval in order for us to take these actions, we will contact our stockholders to solicit that approval.

We believe that the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common or preferred stock and then issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that may arise in the future. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors has no present intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a transaction or a change of control that would involve a premium price for holders of our common stock or otherwise be favorable to them.

Terms and Conditions of Authorized Shares.  Prior to issuance of shares of each class or series, our board of directors is required by Maryland law and our charter to set, subject to the provisions of our charter regarding restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. As a result, our board of directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control that would involve a premium price for holders of our common stock or otherwise be favorable to them.

Stockholder Liability.  Applicable Maryland law provides that our stockholders will not be personally liable for our acts and obligations and that our funds and property will be the only recourse for our acts and obligations.

Common Stock

All shares of our common stock are duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of the charter regarding restrictions on transfer of stock, holders of shares of our common stock are entitled to receive distributions on such stock if, as and when authorized by our board of directors out of assets legally available for the payment of distributions, and declared by us, and to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities.

Subject to the provisions of our charter regarding restrictions on transfer of stock, as described in more detail below under “Restrictions on Transfer,” each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors. Under Maryland law, the holders of a plurality of the votes cast at a meeting at which directors are to be elected is sufficient to elect a director unless a corporation’s charter or bylaws provide otherwise. Our bylaws provide for such plurality voting in the election of directors.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive or other rights to subscribe for any of our securities. Subject to the provisions of our charter regarding the restrictions on transfer of stock, shares of our common stock will have equal dividend, liquidation and other rights.

Preferred Stock

Under our charter, our board of directors may from time to time establish and issue one or more series of preferred stock without stockholder approval. Prior to issuance of shares of each series, our board of directors is required by Maryland law and our charter to set, subject to the provisions of our charter regarding restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each series. As of the date hereof, no shares of preferred stock are outstanding and we have no present plans to issue any preferred stock.

Restrictions on Transfer

In order for us to qualify as a REIT under the Internal Revenue Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% by value of all of our outstanding shares, including both common and preferred stock. We refer to this restriction as the “ownership limit.” A person or entity that becomes subject to the ownership limit by virtue of a violative transfer that results in a transfer to a trust, as set forth below, is referred to as a “purported beneficial transferee” if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of our stock, or is referred to as a “purported record transferee” if, had the violative transfer been effective, the person or entity would have been solely a record owner of our stock.

The constructive ownership rules under the Internal Revenue Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our stock (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding stock and thereby subject the stock to the applicable ownership limit.

Our board of directors must waive the ownership limit with respect to a particular person if it:

•	determines that such ownership will not cause any individual’s beneficial ownership of shares of our stock to violate the ownership limit and that any exemption from the ownership limit will not jeopardize our status as a REIT; and

•	determines that such stockholder does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity whose operations are attributed in whole or in part to us) that would cause us to own, actually or constructively, more than a 9.8% interest (as set forth in Section 856(d)(2)(B) of the Internal Revenue Code) in such tenant or that any such ownership would not cause us to fail to qualify as a REIT under the Internal Revenue Code.

As a condition of our waiver, our board of directors may require the applicant to submit such information as the board of directors may reasonably need to make the determinations regarding our REIT status and additionally may require an opinion of counsel or IRS ruling satisfactory to our board of directors, and/or representations or undertakings from the applicant with respect to preserving our REIT status.

In connection with the waiver of the ownership limit or at any other time, our board of directors may increase the ownership limitation for some persons and decrease the ownership limit for all other persons and entities; provided, however, that the decreased ownership limit will not be effective for any person or entity whose percentage ownership in our stock is in excess of such decreased ownership limit until such time as such person or entity’s percentage of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock in excess of such percentage ownership of our common stock will be in violation of the ownership limit. Additionally, the new ownership limit may not allow five or fewer stockholders to beneficially own more than 50% in value of our outstanding stock.

Our charter provisions further prohibit:

•	any person from beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing provisions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Pursuant to our charter, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit as permitted by our board of directors, then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the ownership limit (rounded up to the nearest whole share). That number of shares in excess of the ownership limit will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the purported record transferee, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or as otherwise permitted by our board of directors, then our charter provides that the transfer of the excess shares will be void.

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the purported record transferee for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares of our stock at market price, the last reported sales price reported on the NYSE on the trading day immediately preceding the day of the event which resulted in the transfer of such shares of our stock to the trust); and (ii) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported record transferee and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or as otherwise permitted by our board of directors. After that, the trustee must distribute to the purported record transferee an amount equal to the lesser of (i) the price paid by the purported record transferee or owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price reported on the NYSE on the trading day immediately preceding the relevant date); and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. The purported beneficial transferee or purported record transferee has no rights in the shares held by the trustee.

The trustee will be designated by us and will be unaffiliated with us and with any purported record transferee or purported beneficial transferee. Prior to the sale of any excess shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the excess shares, and may also exercise all voting rights with respect to the excess shares.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a purported record transferee prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

Any beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner must, on request, provide us with a completed questionnaire containing the information regarding their ownership of such shares, as set forth in the applicable Treasury Regulations. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner shall, on request, be required to disclose to us in writing such information as we may request in order to determine the effect, if any, of such stockholder’s actual and constructive ownership of shares of our stock on our status as a REIT and to ensure compliance with the ownership limit, or as otherwise permitted by our board of directors.

All certificates representing shares of our stock bear a legend referring to the restrictions described above.

This ownership limit could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our stock or otherwise be in the best interest of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, preferred stock or common stock. We may issue warrants independently or together with debt securities, preferred stock or common stock or attached to or separate from the offered securities. We will issue each series of warrants under a separate warrant agreement between us and a bank or trust company as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not act for or on behalf of warrant holders.

This summary of some of the provisions of the warrants is not complete. You should refer to the provisions of the warrant agreement that will be filed with the SEC as part of the offering of any warrants. To obtain a copy of this document, see “Where You Can Find More Information” on page 14.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be issued under an indenture between us and J.P. Morgan Trust Company, National Association, as trustee.

The following summary of some of the provisions of the indenture is not complete. You should look at the indenture that is filed as an exhibit to the registration statement of which this prospectus is a part. To obtain a copy of the indenture or other documents that we file with the SEC, see “Where You Can Find More Information” on page 14.

General

The debt securities will be direct, unsecured and unsubordinated obligations and will rank equally with all other of our unsecured and unsubordinated indebtedness. The indenture does not limit the amount of debt securities that we can offer under it.

We may issue additional debt securities without your consent. We may issue debt securities in one or more series. We are not required to issue all debt securities of one series at the same time. Also, unless otherwise provided, we may open a series without the consent of the holders of the debt securities of this series, for issuances of additional debt securities of this series.

The supplement will address the following terms of the debt securities:

•	their title;

•	any limits on the principal amounts to be issued;

•	the dates on which the principal is payable;

•	the rates, which may be fixed or variable, at which they will bear interest, or the method for determining rates;

•	the dates from which the interest will accrue and be payable, or the method of determining those dates, and any record dates for the payments due;

•	any provisions for redemption, conversion or exchange, at our option or otherwise, including the periods, prices and terms of redemption or conversion;

•	any sinking fund or similar provisions, whether mandatory or at the holder’s option, along with the periods, prices and terms of redemption, purchase or repayment;

•	the amount or percentage payable if we accelerate their maturity, if other than the principal amount;

•	any changes to the events of default or covenants set forth in the indenture;

•	the terms of subordination, if any;

•	whether the series may be reopened; and

•	any other terms consistent with the indenture.

We may authorize and determine the terms of a series of debt securities by resolution of our board of directors or one of its committees or through a supplemental indenture.

Form of Debt Securities

Unless the supplement otherwise provides, the debt securities will be issued in registered form. We will issue debt securities only in denominations of $1,000 and integral multiples of that amount.

Unless the supplement otherwise provides, we will issue debt securities as one or more global securities. This means that we will not issue certificates to each holder. We generally will issue global securities in the total principal amount of the debt securities in a series. Debt securities in global form will be deposited with or on behalf of a depositary. Debt securities in global form may not be transferred except as a whole among the depositary, a nominee of or a successor to the depositary and any nominee of that successor. Unless otherwise identified in the supplement, the depositary will be The Depository Trust Company (“DTC”).

We may determine not to use global securities for any series. In that event, we will issue debt securities in certificated form.

The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in certificated form. Those laws and some conditions on transfer of global securities may impair the ability to transfer interests in global securities.

Ownership of Global Securities

So long as the depositary or its nominee is the registered owner of a global security, that entity will be the sole holder of the debt securities represented by that instrument. Both we and the trustee are only required to treat the depositary or its nominee as the legal owner of those securities for all purposes under the indenture.

Unless otherwise specified in this prospectus or the supplement, no actual purchaser of debt securities represented by a global security will be entitled to receive physical delivery of certificated securities or will be considered the holder of those securities for any purpose under the indenture. In addition, no actual purchaser will be able to transfer or exchange global securities unless otherwise specified in this prospectus or the supplement. As a result, each actual purchaser must rely on the procedures of the depositary to exercise any rights of a holder under the indenture. Also, if an actual purchaser is not a participant in the depositary, the actual purchaser must rely on the procedures of the participant through which it owns its interest in the global security.

The Depository Trust Company

The following applies to the extent that DTC is the depositary, unless otherwise provided in the supplement.

Registered Owner.  The debt securities will be issued as fully registered securities in the name of Cede & Co., which is DTC’s partnership nominee. The trustee will deposit the global security with the depositary. The deposit with the depositary and its registration in the name of Cede & Co. will not change the nature of the actual purchaser’s ownership interest in the debt securities.

DTC’s Organization.  DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of that law, a member of the Federal Reserve

System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC is owned by a number of its direct participants and the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and some other organizations who directly participate in DTC. Other entities may access DTC’s system by clearing transactions through or maintaining a custodial relationship with direct participants. The rules applicable to DTC and its participants are on file with the SEC.

DTC’s Activities.  DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participant’s accounts. Doing so eliminates the need for physical movement of securities certificates.

Participants’ Records.  Except as otherwise provided in this prospectus or a supplement, purchases of debt securities must be made by or through a direct participant, which will receive a credit for the securities on the depositary’s records. The purchaser’s interest is in turn to be recorded on the participants’ records. Actual purchasers will not receive written confirmations from the depositary of their purchase, but they generally receive confirmations along with periodic statements of their holdings from the participants through which they entered into the transaction.

Transfers of interest in the global securities will be made on the books of the participants on behalf of the actual purchasers. Certificates representing the interest of the actual purchasers in the securities will not be issued unless the use of global securities is suspended.

The depositary has no knowledge of the actual purchasers of global securities. The depositary’s records only reflect the identity of the direct participants, who are responsible for keeping account of their holdings on behalf of their customers.

Notices Among the Depositary, Participants and Actual Owners.  Notices and other communications by the depositary, its participants and the actual purchasers will be governed by arrangements among them, subject to any legal requirements in effect.

Voting Procedures.  Neither DTC nor Cede & Co. will give consents for or vote the global securities. The depositary generally mails an omnibus proxy to us just after the applicable record date. That proxy assigns Cede & Co.’s voting rights to the direct participants to whose accounts the securities are credited at that time.

Payments.  Principal and interest payments made by us will be delivered to the depositary. DTC’s practice is to credit direct participants’ accounts on the applicable payment date unless it has reason to believe that it will not receive payment on that date. Payments by participants to actual purchasers will be governed by standing instructions and customary practices, as is the case with securities held for customers in bearer form or registered in “street name.” Those payments will be the responsibility of that participant, not the depositary, the trustee or us, subject to any legal requirements in effect at that time.

We are responsible for payment of principal, interest and premium, if any, to the trustee, who is responsible to pay it to the depositary. The depositary is responsible for disbursing those payments to direct participants. The participants are responsible for disbursing payment to the actual purchasers.

Transfer or Exchange of Debt Securities

You may transfer or exchange debt securities other than global securities without service charge at the corporate trust office of the trustee. You may also surrender debt securities other than global securities for conversion or registration of transfer without service charge at the corporate trust office of the trustee. You must execute a proper form of transfer and pay any taxes or other governmental charges resulting from that action.

Transfer Agent

If we designate a transfer agent in addition to the trustee in a supplement, we may at any time rescind this designation or approve a change in the location through which the transfer agent acts. We will, however, be required to maintain a transfer agent in each place of payment for a series of debt securities. We may at any time designate additional transfer agents for a series of debt securities.

Covenants

The following is a summary of some of the covenants we have made in the indenture.

Existence.  Except in connection with permitted mergers, consolidations or sales of assets, we agreed to do or cause to be done all things necessary to preserve and keep our corporate existence, rights and franchises in full force and effect. We are not, however, required to preserve any right or franchise if we determine that its preservation is no longer desirable in the conduct of our business and that the loss is not disadvantageous in any material respect to the holders of debt securities.

Maintenance of Properties.  We agreed to maintain and keep in good condition all of our material properties used or useful in the conduct of our business. This does not, however, preclude us from disposing of our properties in the ordinary course of business.

Insurance.  We agreed to maintain with insurers of recognized responsibility insurance concerning our properties against such casualties and contingencies and of such types and in such amounts as is customary for the same or similar businesses.

Payment of Taxes and Other Claims.  We agreed to pay or discharge before they become delinquent all taxes and other governmental charges levied or imposed on us and all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property. We are not, however, required to pay or discharge any such charge whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

Provision of Financial Information.  We agreed, whether or not we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, to prepare the annual reports, quarterly reports and other documents that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 within 15 days of each of the respective required filing dates and to:

•	transmit by mail to all holders of debt securities, as their names and addresses appear in the security register, copies of such annual reports, quarterly reports and other documents;

•	file with the trustee copies of such annual reports, quarterly reports and other documents; and

•	promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder.

Events of Default, Notice and Waiver

Events of default under the indenture for any series of debt securities include the following:

•	failure for 30 days to pay interest on any debt securities of that series;

•	failure to pay principal or premium, if any, of any debt securities of that series;

•	default in the performance or breach of any of our covenants contained in the indenture, other than a covenant added to the indenture solely for the benefit of a series of debt securities other than that series, which continues for 60 days after written notice as provided in the indenture;

•	default under any other of our debt instruments with an aggregate principal amount outstanding of at least $10,000,000;

•	entry by a court of competent jurisdiction of one or more judgments, orders or decrees against us in an aggregate amount, excluding amounts covered by insurance, over $10,000,000 and these judgments, orders or decrees remain undischarged for a period of 30 consecutive days; or

•	specified events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee.

If an event of default occurs and continues, the trustee and the holders of not less than 25% of the series may declare the principal amount of all of the debt securities of that series to be immediately due and payable.

The rights of holders of a series to commence an action for any remedy is subject to a number of conditions, including the requirement that the holders of 25% of that series request that the trustee take action and offer a reasonable indemnity to the trustee against its liabilities incurred in doing so. This provision will not, however, prevent any holder from instituting suit for the enforcement of payment.

Subject to provisions in the indenture relating to the trustee’s duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder unless the holder has offered to the trustee reasonable security or indemnity. However, the trustee may refuse to follow any direction that is in conflict with any law or the indenture, that may involve the trustee in personal liability or that may be unduly prejudicial to holders.

Modification of the Indenture

We must obtain the consent of holders of at least a majority in principal amount of all outstanding debt securities affected by a change to the indenture. The consent of holders of at least a majority in principal amount of each series of outstanding debt securities is required to waive compliance by us with some of the covenants in the indenture. We must obtain the consent of each holder affected by a change to extend the maturity; reduce the principal, redemption premium or interest rate; change the place of payment, or the coin or currency, for payment; limit the right to sue for payment; reduce the level of consents needed to approve a change to the indenture; or modify any of the foregoing provisions or any of the provisions relating to the waiver of some past defaults or covenants, except to increase the required level of consents needed to approve a change to the indenture.

Defeasance

We may defease the debt securities of a series, which means that we would satisfy our duties under that series before maturity. We may do so by depositing with the trustee, in trust for the benefit of the holders, sufficient funds to pay the entire indebtedness on that series, including principal, premium, if any, and interest. Some other conditions must be met before we may do so. We must also deliver an opinion of counsel to the effect that the holders of that series will have no federal income tax consequences as a result of that deposit.

Conversion

Debt securities may be convertible into or exchangeable for common stock, preferred stock or debt securities of another series. The supplement will describe the terms of any conversion rights. To protect our status as a REIT, debt securities are not convertible if, as a result of a conversion, any person would then be deemed to own, directly or indirectly, more than 9.8% of our shares of capital stock.

Subordination

The terms and conditions of any subordination of subordinated debt securities to other of our indebtedness will be described in the supplement. The terms will include a description of the indebtedness ranking senior to the subordinated debt securities, the restrictions on payments to the holders of subordinated debt securities while a default exists with respect to senior indebtedness, any restrictions on payments to the holders of the subordinated debt securities following an event of default and provisions requiring holders of the subordinated debt securities to remit payments to holders of senior indebtedness.

Because of the subordination, if we become insolvent, holders of subordinated debt securities may recover less, ratably, than other of our creditors, including holders of senior indebtedness.

Limitations on Incurrence of Debt

The indenture imposes the following limitations on our ability to incur debt if provided with respect to any series of debt securities.

The indenture imposes the following limitations on our ability to incur debt if provided with respect to any series of debt securities.

We will not incur debt if as a result the aggregate principal amount of all our outstanding debt would exceed 65% of the sum of our total assets as of the end of the last fiscal quarter and the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds we receive, to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce debt, since the end of that quarter, including those proceeds obtained in connection with the incurrence of this additional debt.

We will not incur debt secured by any mortgage, lien, charge, pledge or security interest of any kind (“Lien”) on any of our properties if as a result the aggregate principal amount of all of our outstanding debt that is secured by any Lien on our property would exceed 55% of the sum of our total assets as of the end of our last fiscal quarter and the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received, to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce debt, since the end of that quarter, including those proceeds obtained in connection with the incurrence of this additional debt.

We will not at any time own unencumbered assets equal to less than 150% of the aggregate outstanding principal amount of unsecured debt.

We will not incur debt if the ratio of Consolidated Income Available for Debt Service (as defined in the indenture) to the Annual Service Charge (as defined in the indenture) for the four consecutive fiscal quarters most recently ended prior to the date on which this additional debt is to be incurred will have been less than 1.5:1, on a pro forma basis and calculated as described in the indenture.

Merger, Consolidation and Sale of Assets

We cannot consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other corporation unless:

•	we will be the surviving entity; or

•	the successor corporation, if other than us, expressly assumes all of our obligations under the debt securities and the indenture, and immediately after that transaction no default under the indenture will occur and be continuing.

PLAN OF DISTRIBUTION

We may offer securities directly or through underwriters, dealers or agents. The supplement will identify those underwriters, dealers or agents and will describe the plan of distribution, including commissions to be paid. If we do not name a firm in the supplement, the firm may not directly or indirectly participate in any underwriting of those securities, although it may participate in the distribution of securities under circumstances entitling it to a dealer’s allowance or agent’s commission.

An underwriting agreement will entitle the underwriters to indemnification against specified civil liabilities under the federal securities laws and other laws. The underwriters’ obligations to purchase securities will be subject to specified conditions and generally will require them to purchase all of the securities if any are purchased.

Unless otherwise noted in the supplement, the securities will be offered by the underwriters, if any, when, as and if issued by us, delivered to and accepted by the underwriters and subject to their right to reject orders in whole or in part.

We may sell securities to dealers, as principals. Those dealers then may resell the securities to the public at varying prices set by those dealers from time to time.

We may also offer securities through agents. Agents generally act on a “best efforts” basis during their appointment, meaning that they are not obligated to purchase securities.

Dealers and agents may be entitled to indemnification as underwriters by us against some liabilities under the federal securities laws and other laws.

We or the underwriters or the agent may solicit offers by institutions approved by us to purchase securities under contracts providing for further payment. Permitted institutions include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. Certain conditions apply to those purchases.

An underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions permit bidders to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. The underwriters may engage in any activities on any exchange or other market in which the securities may be traded. If commenced, the underwriters may discontinue those activities at any time.

The supplement or pricing supplement, as applicable, will set forth the anticipated delivery date of the securities being sold at that time.

Underwriters and agents in any distribution contemplated hereby, including but not limited to at-the-market equity offerings, may from time to time include Cantor Fitzgerald & Co. Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on the New York Stock Exchange, the existing trading market for our common stock, or sales made to or through a market maker other than on an exchange. At-the-market offerings may not exceed 10% of the aggregate market value of our outstanding voting securities held by non-affiliates on a date within 60 days prior to the filing of the registration statement of which this prospectus is a part. Any shares not sold in an at-the-market offering will remain available for issuance and sale under this prospectus.

In no event will the compensation to be paid to NASD members in connection with an offering hereunder exceed 10% of the proceeds thereof.

RATIO OF EARNINGS TO FIXED CHARGES

For the periods presented below, our earnings were inadequate to cover fixed charges. Accordingly, we have reported the deficiency (in thousands).

	Six Months
	Ended
	June 30,	Year Ended December 31,
	2005	2004		2003	2002	2001	2000

Coverage deficiency	$(253)	$(4,445	)(1)	$(1,526)	$(3,394)	$(4,031)	$(2,630)

(1)	We commenced operations as a fully integrated real estate investment trust effective with the completion of our initial public offering on August 17, 2004. We were formed to succeed certain businesses of our predecessors, which were not a legal entity but rather a combination of real estate entities under common ownership and voting control collectively doing business as American Campus Communities, L.L.C. and Affiliated Student Housing Properties.

FEDERAL INCOME TAX CONSIDERATIONS AND CONSEQUENCES OF YOUR INVESTMENT

The following discussion summarizes our taxation and the material Federal income tax consequences associated with an investment in our securities. The tax treatment of security holders will vary depending upon the holder’s particular situation, and this discussion addresses only holders that hold securities as a capital asset and does not deal with all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances. This section also does not deal with all aspects of taxation that may be relevant to certain types of holders to which special provisions of the Federal income tax laws apply, including:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	banks and other financial institutions;

•	tax-exempt organizations (except to the limited extent discussed in “— Taxation of Tax-Exempt Stockholders”);

•	certain insurance companies;

•	persons liable for the alternative minimum tax;

•	persons that hold securities as a hedge against interest rate or currency risks or as part of a straddle or conversion transaction;

•	non-U.S. individuals and foreign corporations (except to the limited extent discussed in “— Taxation of Non-U.S. Holders”); and

•	holders whose functional currency is not the U.S. dollar.

The statements in this section are based on the Internal Revenue Code, or the Code, its legislative history, current and proposed regulations under the Code, published rulings and court decisions. This summary describes the provisions of these sources of law only as they are currently in effect. All of these sources of law may change at any time, and any change in the law may apply retroactively. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

This section is not a substitute for careful tax planning. We urge you to consult your tax advisor regarding the specific tax consequences to you of ownership of our securities and of our election to be taxed as a REIT. Specifically, you should consult your tax advisor regarding the federal, state, local, foreign, and other tax consequences to you regarding the purchase, ownership and sale of our securities. You should also consult with your tax advisor regarding the impact of potential changes in the applicable tax laws.

Taxation of Our Company

We have elected to be taxed as a REIT under Sections 856 through 860 of Code, commencing with our taxable year ended December 31, 2004.

Locke Liddell & Sapp LLP has provided us an opinion that we have been organized and, for the taxable year ended December 31, 2004, we have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our current manner of organization and proposed method of operation will enable us to continue to satisfy the requirements for qualification and taxation as a REIT under the Code in the future. You should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service or any court. In providing its opinion, Locke Liddell & Sapp LLP is relying, as to certain factual matters, upon the statements and representations contained in certificates provided to Locke Liddell & Sapp LLP by us.

Our qualification as a REIT will depend upon our continuing satisfaction of the requirements of the Code relating to qualification for REIT status. Some of these requirements depend upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping. Accordingly, while we intend to continue to qualify to be taxed as a REIT, the actual results of our operations for any particular year might not satisfy these requirements. Locke Liddell & Sapp LLP will not monitor our compliance with the requirements for REIT qualification on an ongoing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT. See “— Failure to Qualify as a REIT” below.

The sections of the Code relating to qualification and operation as a REIT, and the federal income taxation of a REIT and its stockholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related rules and regulations.

As a REIT, we generally are not subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning shares in a corporation. Our distributions, however, will generally not be eligible for (i) the lower rate of tax applicable to dividends received by an individual from a “C corporation” (as defined below) or (ii) the corporate dividends received deduction. Further, we will be subject to federal tax in the following circumstances:

•	First, we will have to pay tax at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

•	Second, under certain circumstances, we may have to pay the alternative minimum tax on items of tax preference.

•	Third, if we have (a) net income from the sale or other disposition of “foreclosure property,” as defined in the Code, which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, we will have to pay tax at the highest corporate rate on that income.

•	Fourth, if we have net income from “prohibited transactions,” as defined in the Code, we will have to pay a 100% tax on that income. Prohibited transactions are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We do not intend to engage in prohibited transactions. We cannot assure you, however, that we will only make sales that satisfy the requirements of the safe harbors or that the IRS will not successfully assert that one or more of such sales are prohibited transactions.

•	Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below under “— Requirements for Qualification,” but we have nonetheless maintained our qualification as a REIT because we have satisfied other requirements necessary to maintain REIT qualification, we will have to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of our gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of our gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect our profitability.

•	Sixth, beginning in the 2005 taxable year, if we fail, in more than a de minimis fashion, to satisfy one or more of the asset tests under the REIT provisions of the Code for any quarter of a taxable year, but nonetheless continue to qualify as a REIT because we qualify under certain relief provisions, we will likely be required to pay a tax of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test.

•	Seventh, beginning in the 2005 taxable year, if we fail to satisfy one or more of the requirements for REIT qualification under the REIT provisions of the Code (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements.

•	Eighth, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our real estate investment trust ordinary income for that year, (2) 95% of our real estate investment trust capital gain net income for that year and (3) any undistributed taxable income from prior periods, we would have to pay a 4% excise tax on the excess of that required dividend over the amounts actually distributed.

•	Ninth, if we acquire any appreciated asset from a C corporation in certain transactions in which we must adopt the basis of the asset or any other property in the hands of the C corporation as our basis of the asset in our hands, and we recognize gain on the disposition of that asset during the 10-year period beginning on the date on which we acquired that asset, then we will have to pay tax on the built-in gain at the highest regular corporate rate. In general, a “C corporation” means a corporation that has to pay full corporate-level tax.

•	Tenth, if we receive non-arm’s length income from one of our taxable REIT subsidiaries (as defined under “— Requirements for Qualification”), we will be subject to a 100% tax on the amount of our non-arm’s-length income.

Requirements for Qualification

To qualify as a REIT, we must elect to be treated as a REIT, and we must meet various (a) organizational requirements, (b) gross income tests, (c) asset tests, and (d) annual dividend requirements.

Organizational Requirements

The Code defines a REIT as a corporation, trust or association:

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	that would otherwise be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

•	that is neither a financial institution nor an insurance company to which certain provisions of the Code apply;

•	the beneficial ownership of which is held by 100 or more persons;

•	during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals, as defined in the Code to also include certain entities; and

•	which meets certain other tests, described below, regarding the nature of its income and assets.

The Code provides that the conditions described in the first through fourth bullet points above must be met during the entire taxable year and that the condition described in the fifth bullet point above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

We expect that we will satisfy the conditions described in the first through fifth bullet points of the preceding paragraph and believe that we will also satisfy the condition described in the sixth bullet point of the preceding paragraph. In addition, our charter provides for restrictions regarding the ownership and transfer of our capital stock. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in the fifth and sixth bullet points of the preceding paragraph. The ownership and transfer restrictions pertaining to the stock are described earlier in this prospectus under the heading “Description of Capital Stock — Restrictions on Transfer.”

For purposes of determining share ownership under the sixth bullet point, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of the sixth bullet point.

A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

An unincorporated domestic entity, such as a limited liability company, that has a single owner, generally is not treated as an entity separate from its owner for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests.

If, as in our case, a REIT is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate capital share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that capital share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets, liabilities and items of income of American Campus Communities Operating Partnership LP, or our “Operating Partnership,” which is our principal asset, will be treated as our assets, liabilities and items of income for purposes of applying the requirements described in this section. In addition, actions taken by our Operating Partnership or any other entity that is either a disregarded entity (including a qualified REIT subsidiary) or partnership in which we own an interest, either directly or through one or more tiers of disregarded entities (including qualified REIT subsidiaries) or partnerships such as our Operating Partnership, can affect our ability to satisfy the REIT income and assets tests and the determination of whether we have net income from prohibited transactions. Accordingly, for purposes of this discussion, when we discuss our actions, income or assets we intend that to include the actions, income or assets of our Operating Partnership or any entity that is either a disregarded entity (including a qualified REIT subsidiary) or partnership for U.S. Federal income tax purposes in which we maintain an interest through multiple tiers of disregarded entities (including qualified REIT subsidiaries) or partnerships.

Taxable REIT Subsidiaries

A taxable REIT subsidiary, or a “TRS” is any corporation in which a REIT directly or indirectly owns stock, provided that the REIT and that corporation make a joint election to treat that corporation as a taxable REIT subsidiary. The election can be revoked at any time as long as the REIT and the TRS revoke such election jointly. In addition, if a TRS holds directly or indirectly, more than 35% of the securities of any other corporation (by vote or by value), then that other corporation is also treated as a TRS. A corporation can be a TRS with respect to more than one REIT. We have made a TRS election for American Campus Communities Services, Inc., our taxable REIT subsidiary.

A TRS is subject to Federal income tax at regular corporate rates (maximum rate of 35%), and may also be subject to state and local taxation. Any dividends paid or deemed paid by any one of our taxable REIT subsidiaries will also be subject to tax, either (i) to us if we do not pay the dividends received to our stockholders as dividends, or (ii) to our stockholders if we do pay out the dividends received to our stockholders. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the parent REIT’s tenants that are not conducted on an arm’s-length basis. We may hold more than 10% of the stock of a TRS without jeopardizing our qualification as a REIT notwithstanding the rule described below under “— Asset Tests” that generally precludes ownership of more than 10% (by vote or value) of any issuer’s securities. However, as noted below, in order for us to qualify as a REIT, the securities of all of the taxable REIT subsidiaries in which we have invested either directly or indirectly may not represent more than 20% of the total value of our assets. We expect that the aggregate value of all of our interests in taxable REIT subsidiaries will represent less than 20% of the total value of our assets, and will, to the extent necessary, limit the activities of the Services Company or take other actions necessary to satisfy the 20% value limit. We cannot, however, assure that we will always satisfy the 20% value limit or that the IRS will agree with the value we assign to the Services Company and any other TRS in which we own an interest.

A TRS is not permitted to directly or indirectly operate or manage a “lodging facility.” A “lodging facility” is defined as a “hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis.” We believe that our Services Company will not be considered to operate or manage a lodging facility. Although the Services Company is expected to lease certain of our student housing properties on a short term basis during the summer months and occasionally during other times of the year, we believe that such limited short term leasing will not cause the Services Company to be considered to directly or indirectly operate or manage a lodging facility. Our belief in this regard is based in part on Treasury Regulations interpreting similar language applicable to other provisions of the Code. Treasury Regulations or other guidance specifically adopted for purposes of the TRS provisions might take a different approach, and, even absent such guidance, the IRS might take a contrary view. In such an event, we might be forced to change our method of operating the Services Company, which could adversely affect us, or could cause the Services Company to fail to qualify as a TRS, in which event we would likely fail to qualify as a REIT.

We may engage in activities indirectly though a TRS as necessary or convenient to avoid receiving the benefit of income or services that would jeopardize our REIT status if we engaged in the activities directly. In particular, we would likely engage in activities through a TRS for providing services that are non-customary and services to unrelated parties (such as our third party development and management services) that might produce income that does not qualify under the gross income tests described below. We might also hold certain properties in the Services Company, such as our interest in certain of the leasehold properties if we determine that the ownership structure of such properties may produce income that would not qualify for purposes of the REIT income tests described below.

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT.

First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our shares of beneficial interest or a public offering of our debt with a maturity date of at least five years and that we receive during the one year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities or any combination of these.

Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property.  Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages: (a) are fixed at the time the leases are entered into, (b) are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits, and (c) conform with normal business practice.

More generally, the rent will not qualify as “rents from real property” if, considering the relevant lease and all of the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. We intend to set and accept rents which are fixed dollar amounts, and not to any extent by reference to any person’s income or profits, in compliance with the rules above.

•	Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee, referred to as a related party tenant, other than a TRS. The constructive ownership rules generally provide that, if 10% or more in value of our shares is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person.

We do not own any stock or any assets or net profits of any lessee directly, except that we may lease office or other space to our TRS or another taxable REIT subsidiary. We believe that each of the leases will conform with normal business practice, contain arm’s-length terms and that the rent payable under those leases will be treated as rents from real property for purposes of the 75% and 95% gross income tests. However, there can be no assurance that the IRS will not successfully assert a contrary position or that a change in circumstances will not cause a portion of the rent payable under the leases to fail to qualify as “rents from real property.” If such failures were in sufficient amounts, we might not be able to satisfy either of the 75% or 95% gross income tests and could lose our REIT status. In addition, if the IRS successfully reapportions or reallocates items of income, deduction, and credit among and between us and our TRS under the leases or any intercompany transaction because it determines that doing so is necessary to prevent the evasion of taxes or to clearly reflect income, we could be subject to a 100% excise tax on those amounts. As described above, we may own one or more taxable REIT subsidiaries. Under an exception to the related-party tenant rule described in the preceding paragraph, rent that we receive from a taxable REIT subsidiary will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related party tenants, and (2) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. If we receive rent from a TRS, we will seek to comply with this exception. Whether rents paid by our TRS are substantially comparable to rents paid by our other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a controlled TRS is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS.

•	Third, the rent attributable to the personal property leased in connection with a lease of real property must not be greater than 15% of the total rent received under the lease.

The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each of our leases, we believe that the personal property ratio generally is less than 15%. Where that is not, or may in the future not be, the case, we believe that any income attributable to personal property will not jeopardize our ability to qualify as a REIT.

•	Fourth, we cannot furnish or render noncustomary services to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the stock of one or more taxable REIT subsidiaries, which may provide noncustomary services to our tenants without tainting our rents from the related properties.

We do not intend to perform any services other than customary ones for our lessees, other than services provided through independent contractors or taxable REIT subsidiaries. If a portion of the rent we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. If rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we could lose our REIT status. By contrast, in the following circumstances, none of the rent from a lease of property would qualify as “rents from real property”: (1) the rent is considered based on the income or profits of the lessee; (2) the lessee is a related party tenant or fails to qualify for the exception to the related-party tenant rule for qualifying taxable REIT subsidiaries; or (3) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a TRS and our income from the services exceeds 1% of our income from the related property.

Tenants may be required to pay, besides base rent, reimbursements for certain amounts we are obligated to pay to third parties (such as utility and telephone companies), penalties for nonpayment or late payment of rent, lease application or administrative fees. These and other similar payments should qualify as “rents from real property.”

Interest.  The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, in the case of a shared appreciation mortgage, any additional interest received on a sale of the secured property will be treated as gain from the sale of the secured property.

Prohibited Transactions.  A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We do not have any current intention to sell any of our properties. Even if we do sell any of our properties, we believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe- harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction.

Foreclosure Property.  We will be subject to tax at the maximum corporate rate on certain income from foreclosure property. We do not own any foreclosure properties and do not expect to own any foreclosure properties in the future. This would only change in the future if we were to make loans to third parties secured by real property.

Hedging Transactions.  From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. For 2004, any periodic income or gain from the disposition of any financial instrument for these or similar transactions to hedge indebtedness we incur to acquire or carry “real estate assets” should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Beginning in 2005, income from certain hedging transactions, clearly identified as such, is not included in our gross income for purposes of the 95% gross income test. Since the financial markets continually introduce new and innovative instruments related to risk-sharing or trading, it is not entirely clear which such instruments will generate income which will be considered qualifying income for purposes of the gross income tests. We intend to structure any hedging or similar transactions so as not to jeopardize our status as a REIT.

  Failure to Satisfy Gross Income Tests

Beginning in 2005, if we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet the income tests was due to reasonable cause and not due to willful neglect; and

•	we file a description of each item of our gross income in accordance with applicable Treasury Regulations.

We cannot with certainty predict whether any failure to meet these tests will qualify for the relief provisions. As discussed above in “— Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

  Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year:

•	First, at least 75% of the value of our total assets must consist of: (a) cash or cash items, including certain receivables, (b) government securities, (c) interests in real property, including leaseholds and options to acquire real property and leaseholds, (d) interests in mortgages on real property, (e) stock in other REITs, and (f) investments in stock or debt instruments during the one year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five year term;

•	Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets;

•	Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities;

•	Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries; and

•	Fifth, no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. For purposes of the 10% value test, the term “securities” generally does not include debt securities issued by a partnership to the extent of our interest as a partner of the partnership or if at least 75% of the partnership’s gross income (excluding income from prohibited transactions) is qualifying income for purposes of the 75% gross income test. In addition, “straight debt” and certain other instruments are not treated as “securities” for purposes of the 10% value test.

  Failure to Satisfy the Asset Tests

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Beginning in the 2005 taxable year, if we fail to satisfy one or more of the asset tests for any quarter of a taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Code. These relief provisions generally will be available for failures of the 5% asset test and the 10% asset tests if (i) the failure is due to the ownership of assets that do not exceed the lesser of 1% of our total assets or $10 million, and the failure is corrected within 6 months following the quarter in which it was discovered, or (ii) the failure is due to ownership of assets that exceed the amount in (i) above, the failure is due to reasonable cause and not due to willful neglect, we file a schedule with a description of each asset causing the failure in accordance with Treasury Regulations, the failure is corrected within 6 months following the quarter in which it was discovered, and we pay a tax consisting of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test. We may not qualify for the relief provisions in all circumstances.

  Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gains, to our stockholders in an aggregate amount not less than: the sum of (a) 90% of our “REIT taxable income,” computed without regard to the dividends-paid deduction or our net capital gain or loss, and (b) 90% of our after-tax net income, if any, from foreclosure property, minus the sum of certain items of non-cash income.

We must pay such dividends in the taxable year to which they relate, or in the following taxable year if we declare the dividend before we timely file our federal income tax return for the year and pay the dividend on or before the first regular dividend payment date after such declaration.

To the extent that we do not distribute all of our net capital gains or distribute at least 90%, but less than 100%, of our real estate investment trust taxable income, as adjusted, we will have to pay tax on those amounts at regular ordinary and capital gains corporate tax rates. Furthermore, if we fail to distribute during each calendar year at least the sum of (a) 85% of our ordinary income for that year, (b) 95% of our capital gain net income for that year, and (c) any undistributed taxable income from prior periods, we would have to pay a 4% nondeductible excise tax on the excess of the required dividend over the amounts actually distributed.

We may elect to retain and pay income tax on the net long-term capital gains we receive in a taxable year. See “— Taxation of Taxable U.S. Holders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We intend to make timely dividends sufficient to satisfy the annual dividend requirements and to avoid corporate income tax and the 4% excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gains attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred stock or pay dividends in the form of taxable stock dividends.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirements for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest based upon the amount of any deduction we take for deficiency dividends.

  Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid paying a penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of the outstanding shares of common stock. We have complied and intend to continue to comply with these requirements.

  Accounting Period

In order to elect to be taxed as a REIT, we must use a calendar year accounting period. We use the calendar year as our accounting period for federal income tax purposes for each and every year we intend to operate as a REIT.

  Failure to Qualify as a REIT

If we failed to qualify as a REIT in any taxable year and no relief provision applied, we would have the following consequences. We would be subject to federal income tax and any applicable alternative minimum tax at rates applicable to regular C corporations on our taxable income, determined without reduction for amounts distributed to stockholders. We would not be required to make any distributions to stockholders, and any dividends to stockholders would be taxable as ordinary income to the extent of our current and accumulated earnings and profits (which may be subject to tax at preferential rates to individual stockholders). Corporate stockholders could be eligible for a dividends-received deduction if certain conditions are satisfied. Unless we qualified for relief under specific statutory provisions, we would not be permitted to elect taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We might not be entitled to the statutory relief described in this paragraph in all circumstances.

  Relief From Certain Failures of the REIT Qualification Provisions

Beginning in the 2005 taxable year, if we fail to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements. We may not qualify for this relief provision in all circumstances.

Taxation of Taxable U.S. Holders

As used in this section, the term “U.S. holder” means a holder of securities who, for United States Federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States Federal income taxation regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust.

As long as we qualify as a REIT, distributions made by us out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will constitute dividends taxable to our taxable U.S. holders as ordinary income. Individuals receiving “qualified dividends” from domestic and certain qualifying foreign subchapter C corporations may be entitled to lower rates on dividends (at rates applicable to long-term capital gains, currently at a maximum rate of 15%) provided certain holding period requirements are met. However, individuals receiving dividend distributions from us, a REIT, will generally not be eligible for the recent lower rates on dividends except with respect to the portion of any distribution which (a) represents dividends being passed through to us from a corporation in which we own shares (but only if such dividends would be eligible for the recent lower rates on dividends if paid by the corporation to its individual stockholders), including dividends from our TRS, (b) is equal to our REIT taxable income (taking into account the dividends paid deduction available to us) less any taxes paid by us on these items during our previous taxable year, or (c) are attributable to built-in gains realized and recognized by us from disposition of properties acquired by us in non-recognition transaction, less any taxes paid by us on these items during our previous taxable year. The lower rates will apply only to the extent we designate a distribution as qualified dividend income in a written notice to you. Individual taxable U.S. holders should consult their own tax advisors to determine the impact of these provisions. Dividends of this kind will not be eligible for the dividends received deduction in the case of taxable U.S. holders that are corporations. Dividends made by us that we properly designate as capital gain dividends will be taxable to taxable U.S. holders as gain from the sale of a capital asset held for more than one year, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which a taxable U.S. holders has held its common stock. Thus, with certain limitations, capital gain dividends received by an individual taxable U.S. holders may be eligible for preferential rates of taxation. Taxable U.S. holders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

To the extent that we pay dividends, not designated as capital gain dividends, in excess of our current and accumulated earnings and profits, these dividends will be treated first as a tax-free return of capital to each taxable U.S. holder. Thus, these dividends will reduce the adjusted basis which the taxable U.S. holder has in our stock for tax purposes by the amount of the dividend, but not below zero. Dividends in excess of a taxable U.S. holder’s adjusted basis in its common stock will be taxable as capital gains, provided that the stock has been held as a capital asset.

Dividends authorized by us in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided that we actually pay the dividend in January of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

We may elect to retain, rather than distribute, all or a portion of our net long-term capital gains and pay the tax on such gains. If we make such an election, we will designate amounts as undistributed capital gains in respect of your shares or beneficial interests by written notice to you which we will mail out to you with our annual report or at any time within 60 days after December 31 of any year. When we make such an election, taxable U.S. holders holding common stock at the close of our taxable year will be required to include, in computing their long-term capital gains for the taxable year in which the last day of our taxable year falls, the amount that we designate in a written notice mailed to our stockholders. We may not designate amounts in excess of our undistributed net capital gain for the taxable year. Each taxable U.S. holder required to include the designated amount in determining the holder’s long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by us in respect of the undistributed net capital gains. Taxable U.S. holders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax they are deemed to have paid. Taxable U.S. holders will increase their basis in their stock by the difference between the amount of the includible gains and the tax deemed paid by the stockholder in respect of these gains.

Dividends made by us and gain arising from a taxable U.S. holder’s sale or exchange of our stock will not be treated as passive activity income. As a result, taxable U.S. holders generally will not be able to apply any passive losses against that income or gain.

When a taxable U.S. holder sells or otherwise disposes of our securities, the holder will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on the sale or other disposition, and (b) the holder’s adjusted basis in the security for tax purposes. This gain or loss will be capital gain or loss if the U.S. holder has held the security as a capital asset. The gain or loss will be long-term gain or loss if the U.S. holder has held the security for more than one year. Long-term capital gains of an individual taxable U.S. holder is generally taxed at preferential rates. The highest marginal individual income tax rate is currently 35%. The maximum tax rate on long-term capital gains applicable to individuals is 15% for sales and exchanges of assets held for more than one year and occurring after May 6, 2003 through December 31, 2008. The maximum tax rate on long-term capital gains from the sale or exchange of “section 1250 property” (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., generally, depreciable personal property). We generally may designate whether a distribution we designate as capital gain dividends (and any retained capital gain that we are deemed to distribute) is taxable to non-corporate holders at a 15% or 25% rate. The characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum of $3,000 annually. A non-corporate taxpayer may carry unused capital losses forward indefinitely. A corporate taxpayer must pay tax on its net capital gains at corporate ordinary-income rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses carried back three years and forward five years. In general, any loss recognized by a taxable U.S. holder when the holder sells or otherwise disposes of our securities that the holder has held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent of dividends received by the holder from us which were required to be treated as long-term capital gains.

  Information Reporting Requirements and Backup Withholding

We will report to our holders of our debt securities and stock and to the Internal Revenue Service the amount of interest or dividends we pay during each calendar year and the amount of tax we withhold, if any.

A holder may be subject to backup withholding at a rate of 28% with respect to interest or dividends unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A holder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the holder’s income tax liability. In addition, we may be required to withhold a portion of capital gain dividends to any holders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. holders, see “— Taxation of Non-U.S. Holders.”

  Taxation of Tax-Exempt Holders

Amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income when received by a tax-exempt entity. Provided that a tax-exempt holder is not one of the types of entity described in the next paragraph and has not held its stock as “debt financed property” within the meaning of the Code, and the stock is not otherwise used in a trade or business, the dividend income from the stock will not be unrelated business taxable income to a tax-exempt stockholder. Similarly, income from the sale of stock will not constitute unrelated business taxable income unless the tax-exempt holder has held the stock as “debt financed property” within the meaning of the Code or has used the stock in a trade or business.

Income from an investment in our securities will constitute unrelated business taxable income for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from Federal income taxation under the applicable subsections of Section 501(c) of the Code, unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its securities. Prospective investors of the types described in the preceding sentence should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the foregoing, however, a portion of the dividends paid by a “pension-held REIT” will be treated as unrelated business taxable income to any trust which:

•	is described in Section 401(a) of the Code;

•	is tax-exempt under Section 501(a) of the Code; and

•	holds more than 10% (by value) of the equity interests in the REIT.

Tax-exempt pension, profit-sharing and stock bonus funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts.” A REIT is a “pension-held REIT” if:

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

•	either (a) at least one qualified trust holds more than 25% by value of the interests in the REIT or (b) one or more qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income to a qualifying trust is equal to the ratio of (a) the gross income of the REIT from unrelated trades or businesses, determined as though the REIT were a qualified trust, less direct expenses related to this gross income, to (b) the total gross income of the REIT, less direct expenses related to the total gross income. A de minimis exception applies where this percentage is less than 5% for any year. We do not expect to be classified as a pension-held REIT, but this cannot be guaranteed.

The rules described above in “— Taxation of Taxable U.S. Holders” concerning the inclusion of our designated undistributed net capital gains in the income of our stockholders will apply to tax-exempt entities. Thus, tax-exempt entities will be allowed a credit or refund of the tax deemed paid by these entities in respect of the includible gains.

Taxation of Non-U.S. Holders

The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. holders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of common stock, including any reporting requirements.

Ordinary Dividends.  Dividends, other than dividends that are treated as attributable to gain from sales or exchanges by us of U.S. real property interests, as discussed below, and other than dividends designated by us as capital gain dividends, will be treated as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the dividend will ordinarily apply to dividends of this kind to non-U.S. holders, unless an applicable income tax treaty reduces that tax. However, if income from an investment in our stock is treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business or is attributable to a permanent establishment that the non-U.S. holder maintains in the United States (if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. holder to U.S. taxation on a net income basis), tax at graduated rates will generally apply to the non-U.S. holder in the same manner as U.S. holders are taxed with respect to dividends, and the 30% branch profits tax may also apply if the stockholder is a foreign corporation. We expect to withhold U.S. tax at the rate of 30% on the gross amount of any dividends, other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends, paid to a non-U.S. holder, unless (a) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate (ordinarily, IRS Form W-8 BEN) is filed with us or the appropriate withholding agent or (b) the non-U.S. holders files an IRS Form W-8 ECI or a successor form with us or the appropriate withholding agent claiming that the dividends are effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business.

Dividends to a non-U.S. holder that are designated by us at the time of dividend as capital gain dividends which are not attributable to or treated as attributable to the disposition by us of a U.S. real property interest generally will not be subject to U.S. Federal income taxation, except as described below.

Return of Capital.  Distributions in excess of our current and accumulated earnings and profits, which are not treated as attributable to the gain from our disposition of a U.S. real property interest, will not be taxable to a non-U.S. holder to the extent that they do not exceed the adjusted basis of the non-U.S. holder’s stock. Distributions of this kind will instead reduce the adjusted basis of the stock. To the extent that distributions of this kind exceed the adjusted basis of a non-U.S. holder’s common stock, they will give rise to tax liability if the non-U.S. holder otherwise would have to pay tax on any gain from the sale or disposition of its common stock, as described below. If it cannot be determined at the time a distribution is made whether the distribution will be in excess of current and accumulated earnings and profits, withholding will apply to the distribution at the rate applicable to dividends. However, the non-U.S. holder may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution was, in fact, in excess of our current accumulated earnings and profits.

Capital Gain Dividends.  For any year in which we qualify as a REIT, dividends that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a non-U.S. holder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended. Under this statute, these dividends are taxed to a non-U.S. holder as if the gain were effectively connected with a U.S. business. Thus, non-U.S. holders will be taxed on the dividends at the normal capital gain rates applicable to U.S. holders, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of non-U.S. holders that are individuals. Beginning in our 2005 taxable year, the above rules relating to distributions attributable to gains from our sales or exchanges of U.S. real property interests (or such gains that are retained and deemed to be distributed) will not apply with respect to a non-U.S. holder that does not own more than 5% of our common stock at any time during the taxable year, provided our common stock is “regularly traded” on an established securities market in the United States. We are required by applicable Treasury Regulations under the Foreign Investment in Real Property Tax Act of 1980, as amended, to withhold 35% of any distribution that we could designate as a capital gains dividend. However, if we designate as a capital gain dividend a distribution made before the day we actually effect the designation, then although the distribution may be taxable to a non-U.S. holder, withholding does not apply to the distribution under this statute. Rather, we must effect the 35% withholding from distributions made on and after the date of the designation, until the distributions so withheld equal the amount of the prior distribution designated as a capital gain dividend. The non-U.S. holder may credit the amount withheld against its U.S. tax liability.

Sale of Common Stock.  Gain recognized by a non-U.S. holder upon a sale or exchange of our common stock generally will not be taxed under the Foreign Investment in Real Property Tax Act if we are a “domestically controlled REIT,” defined generally as a REIT, less than 50% in value of whose stock is and was held directly or indirectly by foreign persons at all times during a specified testing period. We believe that we will be a domestically controlled REIT, and, therefore, that taxation under this statute generally will not apply to the sale of our common stock, however, because our stock is publicly traded, no assurance can be given that the we will qualify as a domestically controlled REIT at any time in the future. Gain to which this statute does not apply will be taxable to a non-U.S. holder if investment in the common stock is treated as effectively connected with the non-U.S. holder’s U.S. trade or business or is attributable to a permanent establishment that the non-U.S. holder maintains in the United States (if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. holders to U.S. taxation on a net income basis). In this case, the same treatment will apply to the non-U.S. holders as to U.S. holders with respect to the gain. In addition, gain to which the Foreign Investment in Real Property Tax Act does not apply will be taxable to a non-U.S. holder if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year to which the gain is attributable. In this case, a 30% tax will apply to the nonresident alien individual’s capital gains. A similar rule will apply to capital gain dividends to which this statute does not apply.

If we were not a domestically controlled REIT, tax under the Foreign Investment in Real Property Tax Act would apply to a non-U.S. holder’s sale of common stock only if the selling non-U.S. holders owned more than 5% of the class of common stock sold at any time during a specified period. This period is generally the shorter of the period that the non-U.S. holder owned the common stock sold or the five-year period ending on the date when the stockholder disposed of the common stock. If tax under this statute applies to the gain on the sale of common stock, the same treatment would apply to the non-U.S. holder as to U.S. holders with respect to the gain, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.

  Backup Withholding and Information Reporting

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments;

•	the payment of the proceeds from the sale of common stock effected at a United States office of a broker, as long as the income associated with these payments is otherwise exempt from United States Federal income tax; and

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker: (a) a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or (b) other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury Regulations, or (c) you otherwise establish an exemption.

Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury Regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year: (a) one or more of its partners are “U.S. persons,” as defined in U.S. Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (b) such foreign partnership is engaged in the conduct of a United States trade or business, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

  Tax Aspects of Our Investments in Our Operating Partnership

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investment in our Operating Partnership and any subsidiary partnerships or limited liability companies we form or acquire, each individually referred to as a Partnership and, collectively, as Partnerships. The following discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

  Classification as Partnerships

We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership, rather than as a corporation or an association taxable as a corporation.

An organization with at least two owners or partners will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under the Treasury Regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated business entity with at least two owners or partners may elect to be classified either as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership for federal income tax purposes.

We intend that each partnership we own an interest in will be classified as a partnership for federal income tax purposes (or else a disregarded entity where there are not at least two separate beneficial owners).

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or a substantial equivalent). A publicly traded partnership is generally treated as a corporation for federal income tax purposes, but will not be so treated for any taxable year for which at least 90% of the partnership’s gross income consists of specified passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”). Treasury Regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors, known as the private placement exclusion, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. For the determination of the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership, and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation.

We expect that each partnership we own an interest in will qualify for the private placement exclusion, one of the other safe harbors from treatment as a publicly traded partnership, and/or will satisfy the 90% passive income exception.

Income Taxation of the Partnerships and Their Partners

We own 99.0% of the interests in our Operating Partnership and certain subsidiary partnerships. Entities that we own 100% of the interests in (directly or through other disregarded entities) will be treated as disregarded entities. In addition we may hold interests in partnership or LLCs that are not disregarded entities (the “Partnership” or “Partnerships”).

Partners, Not the Partnerships, Subject to Tax.  A Partnership is not a taxable entity for federal income tax purposes. We will therefore take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for each taxable year of the Partnership ending with or within our taxable year, even if we receive no distribution from the Partnership for that year or a distribution less than our share of taxable income. Similarly, even if we receive a distribution, it may not be taxable if the distribution does not exceed our adjusted tax basis in our interest in the Partnership.

Partnership Allocations.  Although a partnership agreement generally will determine the allocation of income and losses among partners, allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the Partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Sale of a Partnership’s Property.  Generally, any gain realized by a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Conversely, our share of any Partnership gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction subject to a 100% tax. Income from a prohibited transaction may have an adverse effect on our ability to satisfy the gross income tests for REIT status. See “— Requirements for Qualification.” We do not presently intend to acquire or hold, or to allow any Partnership to acquire or hold, any property that is likely to be treated as inventory or property held primarily for sale to customers in the ordinary course of our, or the Partnership’s, trade or business.

  State and Local Taxes

We and/or our securityholders may be subject to taxation by various states and localities, including those in which we or a holder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, holders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in our securities.

Taxation of Debt Securities

Stated Interest and Market Discount.  Holders of debt securities will be required to include stated interest on the debt securities in gross income for federal income tax purposes in accordance with their methods of accounting for tax purposes. Purchasers of debt securities should be aware that the holding and disposition of debt securities may be affected by the market discount provisions of the Internal Revenue Code. These rules generally provide that if a holder of a debt security purchases it at a market discount and thereafter recognizes gain on a disposition of the debt security, including a gift or payment on maturity, the lesser of the gain or appreciation, in the case of a gift, and the portion of the market discount that accrued while the debt security was held by the holder will be treated as ordinary interest income at the time of the disposition. For this purpose, a purchase at a market discount includes a purchase after original issuance at a price below the debt security’s stated principal amount. The market discount rules also provide that a holder who acquires a debt security at a market discount and who does not elect to include the market discount in income on a current basis may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry the debt security until the holder disposes of the debt security in a taxable transaction.

A holder of a debt security acquired at a market discount may elect to include the market discount in income as the discount on the debt security accrues, either on a straight line basis, or, if elected, on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired by the holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Securities and Exchange Commission or the Internal Revenue Service. If a holder of a debt security elects to include market discount in income in accordance with the preceding sentence, the foregoing rules with respect to the recognition of ordinary income on a sale or particular other dispositions of such debt security and the deferral of interest deductions on indebtedness related to such debt security would not apply.

Amortizable Bond Premium.  Generally, if the tax basis of a debt security held as a capital asset exceeds the amount payable at maturity of the debt security, the excess may constitute amortizable bond premium that the holder may elect to amortize under the constant interest rate method and deduct the amortized premium over the period from the holder’s acquisition date to the debt security’s maturity date. A holder who elects to amortize bond premium must reduce the tax basis in the related debt security by the amount of the aggregate deductions allowable for amortizable bond premium.

The amortizable bond premium deduction is treated as an offset to interest income on the related security for federal income tax purposes. Each prospective purchaser is urged to consult its tax advisor as to the consequences of the treatment of this premium as an offset to interest income for federal income tax purposes.

Disposition.  In general, a holder of a debt security will recognize gain or loss upon the sale, exchange, redemption, payment upon maturity or other taxable disposition of the debt security. The gain or loss is measured by the difference between (a) the amount of cash and the fair market value of property received and (b) the holder’s tax basis in the debt security as increased by any market discount previously included in income by the holder and decreased by any amortizable bond premium deducted over the term of the debt security. However, the amount of cash and the fair market value of other property received excludes cash or other property attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income. Subject to the market discount and amortizable bond premium rules described above, any gain or loss will generally be long-term capital gain or loss, provided the debt security was a capital asset in the hands of the holder and had been held for more than one year.

LEGAL MATTERS

Unless otherwise noted in a supplement, Locke Liddell & Sapp LLP, Dallas, Texas, will pass on the legality of the securities offered through this prospectus.

EXPERTS

The consolidated and combined financial statements of American Campus Communities, Inc. and Subsidiaries and its predecessors at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and registration statement by reference from American Campus Communities, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their reports incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

4,950,000 Shares

American Campus Communities, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Citigroup

KeyBanc Capital Markets

September   , 2006